Companhia Brasileira de Distribuicao

                                          Report of Independent Accountants
                                          on the Limited Review of the Quarterly
                                          Information (ITR)

                                          March 31, 2004

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)
--------------------------------------------------------------------------------


                  SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao

     1. We have performed a special review of the Quarterly Financial Information - ITR of Companhia Brasileira de Distribuicao for the quarter ended March 31, 2004, including the balance sheet, the statement of income, report on the Company's performance and other relevant information. This financial information was prepared by the Company management, in accordance with accounting practices adopted in Brazil.

     2. Our review was conducted in accordance with specific procedures determined by the Institute of Independent Auditors of Brazil-IBRACON, and the Federal Board of Accountancy - CFC, and included principally: (a) inquiries and discussions with management responsible for the Company's accounting, financial and operational areas in respect to the criteria adopted for the preparation of the quarterly information; and (b) review of information and subsequent events which have or could have relevant effects on the Company's operations and financial position.

     3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities Commission (CVM).

     4. Our special review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph. Statements of cash flow and added value, which are presented in the Quarterly Financial Information - ITR to provide supplementary information about the Company, are not required in accordance with accounting practices adopted in Brazil. Based on the special review procedures described in the second paragraph, applied to the statements of cash flow and added value, we are not aware of any material modification that should be made for them to be fairly disclosed in all material respects with regard to the Quarterly Financial Information - ITR taken as a whole.

     5. The statements of income, of cash flow and of added value for the quarter ended March 31, 2003, presented for comparison purposes, were revised by other independent auditors, who issued an unqualified special review report dated April 28, 2003. Company's and consolidated asset and liability balances for base date December 31, 2003, also presented for comparison purposes, were audited by the same auditors, who issued an unqualified audit opinion thereon dated February 9, 2004.


                            Sao Paulo, April 27, 2004

                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                                CRC 2SP015199/O-6


                              Sergio Ricardo Romani
                                     Partner
                          Accountant CRC 1RJ072321/S-0

FEDERAL GOVERNMENT SERVICE                               Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                    March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER


--------------------------------------------------------------------------------
REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.
--------------------------------------------------------------------------------


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------
4 - Registration Number - NIRE

35900089901
------------------------------------------------------------------------------------------------------------------------------------


01.02 - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                    2 - SUBURB OR DISTRICT
 Av. Brigadeiro Luis Antonio, 3142   Jardim Paulista
------------------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                        4 - MUNICIPALITY                                                5 - STATE
 01402-000                           SAO PAULO                                                       SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
 011                     3886-0533
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
 011                     3884-7177
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
cbd.ri@paodeacucar.com.br
--------------------------
------------------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
 Fernando Queiroz Tracanella      Av. Brigadeiro Luis Antonio, 3142
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT           4 - ZIP CODE                           5 - MUNICIPALITY                    6 - STATE
 Jardim Paulista                  01402-000                              SAO PAULO                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
 011                     3886-0421
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
 011                     3884-2677
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
cbd.ri@paodeacucar.com.br
--------------------------
------------------------------------------------------------------------------------------------------------------------------------

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
         CURRENT YEAR                           CURRENT QUARTER                                      PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
   1-BEGINNING        2-END       3-QUARTER      4-BEGINNING         5-END        6-QUARTER     7-BEGINNING              8-END
------------------------------------------------------------------------------------------------------------------------------------
    1/1/2004       12/31/2004         1           1/01/2004        3/31/2004          4          1/10/2003            31/12/2003
------------------------------------------------------------------------------------------------------------------------------------
9 - AUDITOR                                                                                                    10-CVM CODE
Ernst & Young Auditores Independentes S/S                                                                      00471-5
------------------------------------------------------------------------------------------------------------------------------------
11-NAME OF RESPONSIBLE PARTNER                                                             12-INDIVIDUAL TAXPAYERS' REGISTRATION -
                                                                                           CPF
Sergio Ricardo Romani                                                                      728.647.617-34
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                               Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                    March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------


01.05 - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
         Number of shares                  Current Quarter                Prior quarter              Same quarter in prior year
            (THOUSAND)                        3/31/2004                     12/31/2003                       3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
Subscribed Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                               63,470,811                 63,470,811                          63,470,811
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                            50,051,428                 49,971,428                          49,715,328
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                               113,522,239                113,442,239                         113,186,139
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                        0                          0                                   0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                     0                          0                                   0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                         0                          0                                   0
------------------------------------------------------------------------------------------------------------------------------------


01.06 - CHARACTERISTICS OF THE COMPANY

------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
------------------------------------------------------------------------------------------------------------------------------------
2  -  SITUATION
Operating
------------------------------------------------------------------------------------------------------------------------------------
3 - SHARE CONTROL NATURE
Private national
------------------------------------------------------------------------------------------------------------------------------------
4  -  ACTIVITY CODE
1040600 - Supermarkets
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Retail Trade
------------------------------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Partial
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified
------------------------------------------------------------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ              3 - NAME
------------------------------------------------------------------------------------------------------------------------------------
01                       .   .   / -        CBD Technology Inc.
------------------------------------------------------------------------------------------------------------------------------------
02                    06.048.737/0001-60    NOVA SAPER PARTICIPACOES LTDA
------------------------------------------------------------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT        3 - DATE APPROVED  4 - AMOUNT                         5 - DATE OF        6 - TYPE OF     7 - YIELD PER
                                                                                 PAYMENT            SHARE           SHARE
------------------------------------------------------------------------------------------------------------------------------------
01        RCA              2.17.2004          Dividend                                              PN                0,0005088700
------------------------------------------------------------------------------------------------------------------------------------
02        RCA              2.17.2004          Dividend                                              ON                0,0004626100
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                               Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                    March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------


01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------
1-ITEM   2-CHANGE DATE    3-CAPITAL                   4-CHANGE AMOUNT            5-CHANGE NATURE     7-NUMBER OF SHARES ISSUED
                            (IN THOUSANDS OF REAIS)     (IN THOUSANDS OF REAIS)                                (THOUSAND)
------------------------------------------------------------------------------------------------------------------------------
01       3/26/2004                       3,158,975                       1,798   Call option payment                    80,000
------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------
1-ITEM   2-CHANGE DATE     8-SHARE PRICE ON ISSUE DATE
                                    (IN REAIS)
---------------------------------------------------------
01       3/26/2004                         0.0225000000
---------------------------------------------------------


01.10 - INVESTOR RELATIONS OFFICER

------------------------------------------------------------------------------------------------------------------------------
1 - DATE                      2 - SIGNATURE
4/28/2004
------------------------------------------------------------------------------------------------------------------------------

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM
--------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                               Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                    March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - Identification

-------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - Name                                                         3 - CNPJ

01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO                             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------

02.01 - Balance Sheet - Assets (Thousands of reais)

-------------------------------------------------------------------------------------------------------------
1 - CODE       2 - Description                                 3 - 03/31/2004                 4 - 12/31/2003

-------------------------------------------------------------------------------------------------------------
1              Total assets                                               8,556,964                8,874,972
-------------------------------------------------------------------------------------------------------------
1.01           Current assets                                             2,741,754                2,999,059
-------------------------------------------------------------------------------------------------------------
1.01.01        Available funds                                              814,274                  964,658
-------------------------------------------------------------------------------------------------------------
1.01.01.01     Cash and banks                                                63,066                  127,125
-------------------------------------------------------------------------------------------------------------
1.01.01.02     Financial investments                                        751,208                  837,533
-------------------------------------------------------------------------------------------------------------
1.01.02        Receivables                                                1,094,404                1,173,027
-------------------------------------------------------------------------------------------------------------
1.01.02.01     Trade accounts receivable                                    476,264                  618,281
-------------------------------------------------------------------------------------------------------------
1.01.02.02     Advances to suppliers and employees                           38,934                   42,349
-------------------------------------------------------------------------------------------------------------
1.01.02.03     Taxes recoverable                                            388,108                  292,815
-------------------------------------------------------------------------------------------------------------
1.01.02.04     Other receivables                                            191,098                  219,582
-------------------------------------------------------------------------------------------------------------
1.01.03        Inventories                                                  778,306                  843,317
-------------------------------------------------------------------------------------------------------------
1.01.04        Other                                                         54,770                   18,057
-------------------------------------------------------------------------------------------------------------
1.01.04.01     Prepaid expenses                                              54,770                   18,057
-------------------------------------------------------------------------------------------------------------
1.02           Long-term receivables                                        888,127                  922,185
-------------------------------------------------------------------------------------------------------------
1.02.01        Sundry receivables                                           288,747                  278,199
-------------------------------------------------------------------------------------------------------------
1.02.01.01     Receivables securitization fund                              109,742                  104,501
-------------------------------------------------------------------------------------------------------------
1.02.01.02     Deferred income tax                                           10,725                   11,622
-------------------------------------------------------------------------------------------------------------
1.02.01.03     Judicial deposits                                            150,620                  142,891
-------------------------------------------------------------------------------------------------------------
1.02.01.04     Other accounts receivable                                     14,636                   15,827
-------------------------------------------------------------------------------------------------------------
1.02.01.05     Prepaid expenses                                               3,024                    3,358
-------------------------------------------------------------------------------------------------------------
1.02.02        Receivables from related companies                           599,380                  643,986
-------------------------------------------------------------------------------------------------------------
1.02.02.01     Associated companies                                               0                        0
-------------------------------------------------------------------------------------------------------------
1.02.02.02     Subsidiary companies                                         599,380                  643,986
-------------------------------------------------------------------------------------------------------------
1.02.02.03     Other related companies                                            0                        0
-------------------------------------------------------------------------------------------------------------
1.02.03        Other                                                              0                        0
-------------------------------------------------------------------------------------------------------------
1.03           Permanent assets                                           4,927,083                4,953,728
-------------------------------------------------------------------------------------------------------------
1.03.01        Investments                                                  706,438                  730,288
-------------------------------------------------------------------------------------------------------------
1.03.01.01     Associated companies                                               0                        0
-------------------------------------------------------------------------------------------------------------
1.03.01.02     Subsidiary companies                                         706,379                  730,052
-------------------------------------------------------------------------------------------------------------
1.03.01.03     Other                                                             59                      236
-------------------------------------------------------------------------------------------------------------
1.03.02        Property and equipment                                     3,591,386                3,574,970
-------------------------------------------------------------------------------------------------------------
1.03.02.01     Land                                                         779,295                  767,367
-------------------------------------------------------------------------------------------------------------
1.03.02.02     Buildings                                                  1,733,143                1,689,469
-------------------------------------------------------------------------------------------------------------
1.03.02.03     Building improvements                                        622,392                  625,954
-------------------------------------------------------------------------------------------------------------
1.03.02.04     Equipment                                                    305,242                  313,969
-------------------------------------------------------------------------------------------------------------
1.03.02.05     Installations                                                 84,597                  100,754
-------------------------------------------------------------------------------------------------------------
1.03.02.06     Furniture and fixtures                                        64,329                   64,200
-------------------------------------------------------------------------------------------------------------
1.03.02.07     Vehicles                                                       2,078                    2,450
-------------------------------------------------------------------------------------------------------------
1.03.02.08     Construction in progress                                           0                   10,506
-------------------------------------------------------------------------------------------------------------
1.03.02.09     Other                                                            310                      301
-------------------------------------------------------------------------------------------------------------
1.03.03        Deferred charges                                             629,259                  648,470
-------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                               Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                    March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - Identification

-------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - Name                                                         3 - CNPJ
01482-6             COMPANHIA BRASILEIRA DE DISTRIBUICAO                             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------

02.02 - Balance Sheet - Liabilities and Shareholders' Equity
        (Thousands of reais)

1 - CODE       2 - Description                              3 - 03/31/2004             4 - 12/31/2003

-------------------------------------------------------------------------------------------------------------
2             Total liabilities and shareholders' equity                  8,556,964                8,874,972
-------------------------------------------------------------------------------------------------------------
2.01          Current liabilities                                         2,471,166                2,897,360
-------------------------------------------------------------------------------------------------------------
2.01.01       Loans and financing                                         1,021,746                1,326,410
-------------------------------------------------------------------------------------------------------------
2.01.02       Debentures                                                     44,287                   61,024
-------------------------------------------------------------------------------------------------------------
2.01.03       Suppliers                                                   1,008,109                1,114,505
-------------------------------------------------------------------------------------------------------------
2.01.04       Taxes, charges and contributions                               45,232                   46,848
-------------------------------------------------------------------------------------------------------------
2.01.04.01    Taxes on sales                                                    181                   23,800
-------------------------------------------------------------------------------------------------------------
2.01.04.02    Tax installments                                               40,622                   12,741
-------------------------------------------------------------------------------------------------------------
2.01.04.03    Provision for income tax                                        4,429                   10,307
-------------------------------------------------------------------------------------------------------------
2.01.05       Dividends payable                                              54,792                   54,792
-------------------------------------------------------------------------------------------------------------
2.01.06       Provisions                                                     97,482                  101,838
-------------------------------------------------------------------------------------------------------------
2.01.06.01    Provision for net capital deficiency                           97,482                  101,838
-------------------------------------------------------------------------------------------------------------
2.01.07       Payables to related companies                                  23,549                   45,358
-------------------------------------------------------------------------------------------------------------
2.01.08       Other liabilities                                             175,969                  146,585
-------------------------------------------------------------------------------------------------------------
2.01.08.01    Salaries and related contributions                             96,551                   99,697
-------------------------------------------------------------------------------------------------------------
2.01.08.02    Public services                                                 5,161                    4,216
-------------------------------------------------------------------------------------------------------------
2.01.08.03    Rents                                                          12,378                   15,733
-------------------------------------------------------------------------------------------------------------
2.01.08.04    Advertising                                                     3,211                    1,426
-------------------------------------------------------------------------------------------------------------
2.01.08.05    Insurance                                                         983                      137
-------------------------------------------------------------------------------------------------------------
2.01.08.06    Purchase of assets                                              1,970                    8,263
-------------------------------------------------------------------------------------------------------------
2.01.08.07    Other accounts payable                                         55,715                   17,113
-------------------------------------------------------------------------------------------------------------
2.02          Long-term liabilities                                       2,287,674                2,209,190
-------------------------------------------------------------------------------------------------------------
2.02.01       Loans and financing                                           772,622                  639,659
-------------------------------------------------------------------------------------------------------------
2.02.02       Debentures                                                    441,936                  441,413
-------------------------------------------------------------------------------------------------------------
2.02.03       Provisions                                                          0                        0
-------------------------------------------------------------------------------------------------------------
2.02.04       Payables to related companies                                       0                        0
-------------------------------------------------------------------------------------------------------------
2.02.05       Other liabilities                                           1,073,116                1,128,118
-------------------------------------------------------------------------------------------------------------
2.02.05.01    Provision for contingencies                                   746,459                1,035,200
-------------------------------------------------------------------------------------------------------------
2.02.05.02    Tax installments                                              320,125                   85,073
-------------------------------------------------------------------------------------------------------------
2.02.05.03    Purchase of assets                                              2,994                    2,962
-------------------------------------------------------------------------------------------------------------
2.02.05.04    Others                                                          3,538                    4,883
-------------------------------------------------------------------------------------------------------------
2.03          Deferred income                                                     0                        0
-------------------------------------------------------------------------------------------------------------
2.05          Shareholders' equity                                        3,798,124                3,768,422
-------------------------------------------------------------------------------------------------------------
2.05.01       Paid-up capital                                             3,158,975                3,157,178
-------------------------------------------------------------------------------------------------------------
2.05.02       Capital reserves                                              172,122                  172,122
-------------------------------------------------------------------------------------------------------------
2.05.02.01    Subscription bonus                                            172,122                  172,122
-------------------------------------------------------------------------------------------------------------
2.05.03       Revaluation reserves                                                0                        0
-------------------------------------------------------------------------------------------------------------
2.05.03.01    Own assets                                                          0                        0
-------------------------------------------------------------------------------------------------------------
2.05.03.02    Subsidiary/associated companies                                     0                        0
-------------------------------------------------------------------------------------------------------------
2.05.04       Revenue reserves                                              467,027                  439,122
-------------------------------------------------------------------------------------------------------------
2.05.04.01    Legal                                                          87,456                   87,456
-------------------------------------------------------------------------------------------------------------
2.05.04.02    Statutory                                                           0                        0
-------------------------------------------------------------------------------------------------------------
2.05.04.03    For contingencies                                                   0                        0
-------------------------------------------------------------------------------------------------------------
2.05.04.04    Unrealized profits                                              8,968                    8,968
-------------------------------------------------------------------------------------------------------------
2.05.04.05    Retention of profits                                          210,112                  182,207
-------------------------------------------------------------------------------------------------------------
2.05.04.06    Special for undistributed dividends                                 0                        0
-------------------------------------------------------------------------------------------------------------
2.05.04.07    Other                                                         160,491                  160,491
-------------------------------------------------------------------------------------------------------------
2.05.04.07.01 Reserve for expansion                                         160,491                  160,491
-------------------------------------------------------------------------------------------------------------
2.05.05       Retained earnings/accumulated deficit                               0                        0
-------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)                    Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)                             March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                 2 - COMPANY NAME                                      3 - Brazilian Revenue Service Registry of Legal
                                                                                   Entities - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01482-6                      COMPANHIA BRASILEIRA DE DISTRIBUICAO                  47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

 -------------------------------------------------------------------------------------------------------------------
 1 - CODE    2 - DESCRIPTION                             3 - 01/01/2004 to 03/31/2004  4 - 01/01/2004 to 03/31/2004
 -------------------------------------------------------------------------------------------------------------------
 3.01        Gross sales and/or services                                    2,545,260                     2,545,260
 -------------------------------------------------------------------------------------------------------------------
 3.02        Deductions                                                     (464,953)                     (464,953)
 -------------------------------------------------------------------------------------------------------------------
 3.03        Net sales and/or services                                      2,080,307                     2,080,307
 -------------------------------------------------------------------------------------------------------------------
 3.04        Cost of sales and/or services rendered                       (1,487,640)                   (1,487,640)
 -------------------------------------------------------------------------------------------------------------------
 3.05        Gross profit                                                     592,667                       592,667
 -------------------------------------------------------------------------------------------------------------------
 3.06        Operating (expenses) income                                    (567,267)                     (567,267)
 -------------------------------------------------------------------------------------------------------------------
 3.06.01     Selling                                                        (321,912)                     (321,912)
 -------------------------------------------------------------------------------------------------------------------
 3.06.02     General and administrative                                      (90,837)                      (90,837)
 -------------------------------------------------------------------------------------------------------------------
 3.06.03     Financial                                                       (64,309)                      (64,309)
 -------------------------------------------------------------------------------------------------------------------
 3.06.03.01  Financial income                                                  67,361                        67,361
 -------------------------------------------------------------------------------------------------------------------
 3.06.03.02  Financial expenses                                             (131,670)                     (131,670)
 -------------------------------------------------------------------------------------------------------------------
 3.06.04     Other operating income                                                 0                             0
 -------------------------------------------------------------------------------------------------------------------
 3.06.05     Other operating expenses                                        (90,048)                      (90,048)
 -------------------------------------------------------------------------------------------------------------------
 3.06.05.01  Other taxes and charges                                          (8,432)                       (8,432)
 -------------------------------------------------------------------------------------------------------------------
 3.06.05.02  Depreciation and amortization                                   (85,972)                      (85,972)
 -------------------------------------------------------------------------------------------------------------------
 3.06.05.03  Gain (loss) on investment in subsidiary
             company                                                            4,356                         4,356
 -------------------------------------------------------------------------------------------------------------------
 3.06.06     Equity in the results of subsidiary and
             associated companies                                               (161)                         (161)
 -------------------------------------------------------------------------------------------------------------------
 3.07        Operating profit                                                  25,400                        25,400
 -------------------------------------------------------------------------------------------------------------------
 3.08        Nonoperating results                                                 129                           129
 -------------------------------------------------------------------------------------------------------------------
 3.08.01     Revenue                                                              129                           129
 -------------------------------------------------------------------------------------------------------------------
 3.08.02     Expenses                                                               0                             0
 -------------------------------------------------------------------------------------------------------------------
 3.09        Income before taxation and profit sharing                         25,529                        25,529
 -------------------------------------------------------------------------------------------------------------------
 3.10        Provision for income tax and social
             contribution                                                     (4,428)                       (4,428)
 -------------------------------------------------------------------------------------------------------------------
 3.11        Deferred income tax                                                6,804                         6,804
 -------------------------------------------------------------------------------------------------------------------
 3.12        Statutory profit sharing and contributions                             0                             0
 -------------------------------------------------------------------------------------------------------------------
 3.12.01     Profit sharing                                                         0                             0
 -------------------------------------------------------------------------------------------------------------------
 3.12.02     Contributions                                                          0                             0
 -------------------------------------------------------------------------------------------------------------------
 3.13        Reversal of interest on shareholders'
             equity                                                                 0                             0
 -------------------------------------------------------------------------------------------------------------------
 3.15        Net income for the quarter/six-month period                       27,905                        27,905
 -------------------------------------------------------------------------------------------------------------------
             Number of shares, ex-treasury (in                            113,522,239                   113,522,239
             thousands)
 -------------------------------------------------------------------------------------------------------------------
             Net income per share                                             0.00025                       0.00025
 -------------------------------------------------------------------------------------------------------------------
             Loss per share
 -------------------------------------------------------------------------------------------------------------------


 ---------------------------------------------------------------------------------------------------------------------
 1 - CODE    2 - DESCRIPTION                             5 - 01/01/2003 to 03/31/2003    6 - 01/01/2003 to 03/31/2003
 ---------------------------------------------------------------------------------------------------------------------
 3.01        Gross sales and/or services                                    2,639,312                2,639,312
 ---------------------------------------------------------------------------------------------------------------------
 3.02        Deductions                                                     (406,477)                (406,477)
 ---------------------------------------------------------------------------------------------------------------------
 3.03        Net sales and/or services                                      2,232,835                2,232,835
 ---------------------------------------------------------------------------------------------------------------------
 3.04        Cost of sales and/or services rendered                       (1,608,540)              (1,608,540)
 ---------------------------------------------------------------------------------------------------------------------
 3.05        Gross profit                                                     624,295                  624,295
 ---------------------------------------------------------------------------------------------------------------------
 3.06        Operating (expenses) income                                    (591,705)                (591,705)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.01     Selling                                                        (339,591)                (339,591)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.02     General and administrative                                      (99,181)                 (99,181)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.03     Financial                                                       (65,867)                 (65,867)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.03.01  Financial income                                                 102,481                  102,481
 ---------------------------------------------------------------------------------------------------------------------
 3.06.03.02  Financial expenses                                             (168,348)                (168,348)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.04     Other operating income                                                 0                        0
 ---------------------------------------------------------------------------------------------------------------------
 3.06.05     Other operating expenses                                        (97,849)                 (97,849)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.05.01  Other taxes and charges                                          (8,689)                  (8,689)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.05.02  Depreciation and amortization                                   (89,160)                 (89,160)
 ---------------------------------------------------------------------------------------------------------------------
 3.06.05.03  Gain (loss) on investment in subsidiary
             company                                                                0                        0
 ---------------------------------------------------------------------------------------------------------------------
 3.06.06     Equity in the results of subsidiary and
             associated companies                                              10,783                   10,783
 ---------------------------------------------------------------------------------------------------------------------
 3.07        Operating profit                                                  32,590                   32,590
 ---------------------------------------------------------------------------------------------------------------------
 3.08        Nonoperating results                                               1,107                    1,107
 ---------------------------------------------------------------------------------------------------------------------
 3.08.01     Revenue                                                            1,306                    1,306
 ---------------------------------------------------------------------------------------------------------------------
 3.08.02     Expenses                                                           (199)                    (199)
 ---------------------------------------------------------------------------------------------------------------------
 3.09        Income before taxation and profit sharing                         33,697                   33,697
 ---------------------------------------------------------------------------------------------------------------------
 3.10        Provision for income tax and social
             contribution                                                    (10,686)                 (10,686)
 ---------------------------------------------------------------------------------------------------------------------
 3.11        Deferred income tax                                               17,613                   17,613
 ---------------------------------------------------------------------------------------------------------------------
 3.12        Statutory profit sharing and contributions                             0                        0
 ---------------------------------------------------------------------------------------------------------------------
 3.12.01     Profit sharing                                                         0                        0
 ---------------------------------------------------------------------------------------------------------------------
 3.12.02     Contributions                                                          0                        0
 ---------------------------------------------------------------------------------------------------------------------
 3.13        Reversal of interest on shareholders'
             equity                                                                 0                        0
 ---------------------------------------------------------------------------------------------------------------------
 3.15        Net income for the quarter/six-month period                       40,624                   40,624
 ---------------------------------------------------------------------------------------------------------------------
             Number of shares, ex-treasury (in                            113,186,139              113,186,139
             thousands)
 ---------------------------------------------------------------------------------------------------------------------
             Net income per share                                             0.00036                  0.00036
 ---------------------------------------------------------------------------------------------------------------------
             Loss per share
 ---------------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
1     Operations

      Companhia Brasileira de Distribuicao (the "Company") operates primarily as a retailer of food products, apparel, electric and electronic devices and other items that comprise its lines sold at hypermarkets, supermarkets and specialized and department stores, basically represented by establishments under the following names: "Pao de Acucar", "Extra", "Barateiro", "Comprebem", "Extra Eletro" and "Sendas". At March 31, 2004, the Company included 561 stores in operation (497 stores at December 31, 2003), of which 386 stores are operated by the Company, 7 stores are operated by subsidiary Novasoc Comercial Ltda. ("Novasoc"), 54 stores are operated by the subsidiary chain Se Supermercados Ltda. ("Se"), 8 stores are operated by subsidiary Companhia Pernambucana de Alimentacao ("CIPAL") and 106 stores are operated by subsidiary Sendas Distribuidora S.A. ("Sendas Distribuidora").

      On December 3, 2003 an Investment and Joint Venture Agreement was entered into with Sendas S.A. ("Sendas"). Because of this agreement, on February 1, 2004 Sendas Distribuidora, the company which concentrates the retail activity of the two companies in the State of Rio de Janeiro, started operations.


2     Significant Accounting Policies and Consolidation Criteria

      Quarterly Financial information is management responsibility and has been prepared in conformity with provisions of the Brazilian Corporation Law and the Brazilian Securities Commission - CVM rules, based on accounting principles and practices adopted in the preparation of the Company's financial statements as of and for years ended.

      For the purposes of consolidating the financial information of the Company and its subsidiaries Novasoc, Se, CIPAL, Golden Auto Posto Ltda. ("Golden") and Sendas Distribuidora the proportion equal to the investments in to the equity of the investee, in the results of the investee, and intercompany assets, liabilities, revenue and expenses were eliminated.

      Pursuant to CVM Instruction 247/96, the financial information of the subsidiaries CBD Technology, Inc. ("CBD Tech") and Nova Saper Participacoes Ltda. ("Nova Saper") was not consolidated since it is immaterial to the consolidated financial statements.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
2     Significant Accounting Policies and Consolidation Criteria (Continued)

      Subsidiary Sendas Distribuidora was fully consolidated, considering the shareholders' agreement, which entitles the Company to the operational and administrative management and preponderance in the decision to elect officers or remove them from office. Equity pick-up considers corporate interest of 50% of capital.

      The preparation of financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Accordingly, the financial information of the parent company and the consolidated financial information include various estimates, amongst which those relating to the definition of useful lives of permanent assets, provisions necessary for contingent liabilities, provisions for income tax and others. Actual results could differ from those estimates.


3     Trade Accounts Receivable

      a) Composition

                                                                  Parent company  Consolidated
                                                      -------------------------- -------------
                                                       3.31.2004      12.31.2003     3.31.2004
                                                      ----------      ----------     ---------
      Current
      Attributable to sales involving:
        Credit card entities                             312,748         433,203       428,724
        Customer credit financing                         26,557          28,917        26,974
        Sales vouchers and others                         33,787          52,146        44,603
        Installment sales (post-dated checks)             12,350          17,542        19,700
        Accounts receivable - subsidiary companies        92,941          90,304
        Allowance for doubtful accounts                  (2,119)          (3,831)       (2,565)
                                                      ----------     -----------    ----------

                                                         476,264         618,281       517,436
                                                      ==========     ===========    ==========
      Long-term
      Attributable to sales involving:
        Customer credit financing and other               14,636          15,827        14,642
        Accounts receivable - Paes Mendonca                                            273,164
                                                      ----------     -----------    ----------

                                                          14,636          15,827       287,806
                                                      ==========     ===========    ==========

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
3     Trade Accounts Receivable (Continued)

      Credit card sales relate to sales through co-branded third party credit cards, and are payable in installments in up to 12 months.

      Customer credit financing accrues interest of to 7.60% per month (12.31.2003 - 4.99 to 7.49%) and with payment terms of up to 24 months for installment plants. Installment sales represent post-dated checks, which accrue interest of up to 6.90% per month (12.31.2003 - 6.9%) and settlement in up to 60 days.

      Accounts receivable from subsidiary companies (Novasoc, Se, CIPAL and Sendas Distribuidora) relate to the sale of goods supplied to the stores by the Company.

      Accounts receivable - Paes Mendonca - relate to credits for the payment of obligations assumed by Novasoc in connection with leasing or purchase option with Paes Mendonca S.A. ("Paes Mendonca"), the maturity of which is linked to the lease agreement mentioned in Note 6 (b). According to contractual provisions, credits were monetarily adjusted up to March 31, 2004. Guarantees received were represented by goodwill in some stores currently operated by Novasoc.

      The allowance for doubtful accounts is estimated based on the average of prior-period effective losses complemented by management's estimate of probable future losses:

                                                                  Parent company  Consolidated
                                                      -------------------------- -------------
                                                       3.31.2004      12.31.2003     3.31.2004
                                                      ----------      ----------     ---------
      Attributable to sales involving:
      Customer credit financing                          (1,187)         (3,436)       (1,234)
      Installment sales (post-dated checks)                (932)           (395)       (1,331)
                                                      ---------       ---------     ---------

                                                         (2,119)         (3,831)       (2,565)
                                                      =========       =========     =========

      The policies for establishing this allowance are as follows:

       o Customer credit financing - based on historical loss indices over the past 12 months; the write-offs of receivables overdue for more than 180 days are charged against the allowance.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
3     Trade Accounts Receivable (Continued)

      o Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; the write-off of returned checks is effected after all legal procedures have been completed and are charged against the allowance.

      o Credit cards and sales vouchers - an allowance for doubtful accounts is not required as the credit risk is substantially assumed by the third party entities.

      b) Receivables securitization fund

         The fund established on September 19, 2003, started to be managed this quarter by Concordia S.A. Corretora de Valores Mobiliarios, Cambio e Commodities, and the characteristics of the securitization of the Company's receivables remain unaltered.


4     Inventories

                                                   Parent company   Consolidated
                                      ---------------------------  -------------
                                        3.31.2004      12.31.2003      3.31.2004
                                      -----------    ------------    -----------

      In stores                           524,103         593,447        722,570
      In distribution centers             254,203         249,870        307,808
                                      -----------    ------------    -----------

                                          778,306         843,317      1,030,378
                                      ===========    ============    ===========


5     Related Companies

      Receivables: These are receivables generated substantially by trade commission transactions with the subsidiary Se and Sendas Distribuidora amounting to R$ 599.380 (12.31.2003 - R$ 643.986).

      Payables: These balances refer to payables generated substantially by trade commission transactions with the subsidiaries Novasoc, CIPAL, Golden and the parent company amounting to R$ 23,549 (12.31.2003 - R$ 45,358).

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
5     Related Companies (Continued)

      Agreements with related parties are made at usual market price and conditions. Trade commission contracts with related parties are subject to charges equivalent to the management fee of the trade commission. Sales of goods by the Company's distribution center to subsidiaries Novasoc, Se, Cipal and Sendas Distribuidora were carried out substantially at cost prices.


6     Investments

      (a)  Information on investments at March 31, 2004

                                                                   Shareholders'   Net income
                                  Shares/   Percentage                   equity        (loss)
                                   Quotas       owner-             (net capital       for the
                                     Held     ship - %   Capital    deficiency)       quarter
                             ------------  -----------  --------  -------------  ------------

      Novasoc                       1,000        10.00        10        (97,482)        4,356
      CBD Tech                      1,000        89.99    21,132          8,856        (1,316)
      Se                      897,126,020        99.99   996,807        491,294         1,297
      Golden                      649,999        99.99       650            923           (69)
      Sendas
      Distribuidora           450,001,000        50.00   700,002        682,733       (17,269)
      Nova Saper                   36,362        99.99       0.4            100            10



      Goodwill on the acquisition of companies is supported by appraisal reports of independent experts and is based principally on the expected future profitability of these companies and valuation of property and equipment, and is being amortized based on the projected of the stores acquired and/or in conformity with the depreciable lives of the assets from which the goodwill was derived, where applicable, over a maximum period of 10 years. Upon merger of these investees, the portion of goodwill relating to expected future profitability was transferred to deferred charges (Note
      8).



--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
6     Investments (Continued)

      (b)  Change in investments

                                                                                          Transfer to
                                                                                        provision for
                   At December 31,                             Equity in  Amortization    net capital At March 31,
                             2003     Goodwill    Disposals  the results   of goodwill     deficiency         2004
      ---------------------------- ----------- ------------ ------------  ------------ -------------- ------------
      Novasoc                                                      4,356                      (4,356)            -
      CBD Tech              10,172                               (1,316)                                     8,856
      Se                   718,888                 (49,143)        1,167       (3,023)                     667,889
      Golden                   992                                  (69)                                       923
      Sendas
      Distribuidora                     27,022                     (518)                                    26,504
      Nova Saper                         2,298                                    (91)                       2,207
      Other                    236                    (752)          575                                        59
                    --------------- ----------- ----------- ------------   -----------  ------------  ------------

      Parent               730,288      29,320     (49,895)        4,195       (3,114)       (4,356)       706,438
      company
                    =============== =========== ============ ============  ===========  ============  ============

      Consolidated         241,068     577,522        (752)        (740)       (5,868)                     811,230
                    =============== =========== ============ ============  ===========  ============  ============

      Novasoc: Novasoc has entered into lease agreements related to 18 stores with Paes Mendonca, the term of which is five years, which can be extended for an equal period two consecutive times by means of notice to the lessee. During the term of said agreement, Paes Mendonca shareholders will not be allowed to dispose of their shares without prior and express consent of Novasoc. The Paes Mendonca continues to exist and is contractually fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

      Under the bylaws, the appropriation of net income of Novasoc need not be made proportionally to quotaholdings in this company. At a general quotaholders' meeting held on December 29, 2000, it was agreed that the Company would share prospectively in 99.98% of Novasoc's results.

      On March 31, 2004, the consolidated subsidiary Novasoc presented negative shareholders' equity. However, because its operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 97,482 (12.31.2003 - R$ 101,838), in a provision for net capital deficiency to recognize obligations to the creditors.

      Nova Saper: the main asset of this Company is represented by a land located in Sao Paulo.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
6     Investments (Continued)

      Se: During quarter ended March 31, 2004, the Company sold, at book value, 10% of its holding in subsidiary Se to another company of the group.

      (c)  Investment agreement

           Based on the Investment and Joint Venture Agreement, the Companies CBD and Sendas S.A. organized, through the transfer of assets, rights and obligations summarized below, a new company named Sendas Distribuidora S.A., with a view to operating in the general retail business, through the combination of operating activities of both chains in the State of Rio de Janeiro. CBD holds a 50% interest in Sendas Distribuidora, and is in charge of the operational and administrative management of the new company through its Executive Board, and preponderance in the decision to elect officers or remove them from office.

           According to the shareholders' agreement entered into between the parties, the distribution of results in the calculation of equity pick-up corresponds to 50% to each company.

      Assets and Liabilities paid-up by the companies in connection with Sendas
      Distribuidora:



                                                 Balances at January 31, 2004
                                           -------------------------------------
                                                 CBD                 Sendas S.A.
                                           ----------------    -----------------
      Current assets                           102,924              138,563
      Long-term receivables                    114,709
      Permanent assets                         411,552              804,914
                                           ----------------    -----------------
      Total Assets                             629,185              943,477
                                           ================    =================

      Current liabilities                      179,184              558,539
      Long-term liabilities                                         134,937
      Capital                                  450,001              450,001
      Unpaid capital                                              (200,000)
                                           ================    =================

      Number of stores                              38                   68


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
6     Investments (Continued)

      i) CADE Approval

         On March 5, 2004 the shareholders of Sendas Distribuidora entered into an Agreement for the Preservation of the Reversibility of the Transaction related to the merger between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be complied with up to the final judgment of the merger arrangement, including but not limited to not to discontinue all or part of the operations of stores transferred to Sendas Distribuidora, keep work positions according to the average gross sales by employee of the five biggest supermarket chains, not to reduce the term of current lease agreements.

         Shareholders, based on the opinion of their legal advisors, understand the regular condition of the process and believe that negotiations will lead to the approval of the merger between CBD and Sendas S.A.


7     Property and Equipment

      Investments in property and equipment

                                                   Parent company   Consolidated
                                     ---------------------------- --------------
                                                                   Quarter ended
                                     -------------------------------------------
                                        3.31.2004      12.31.2003      3.31.2004
                                     ------------    ------------  -------------

       Investments (i)                    120,225          66,025        127,011
       Capitalized interest (ii)            3,078           4,102          3,078
                                     ------------    ------------  -------------
                                          123,303          70,127        130,089
                                     ============    ============  =============

     (i)The investments made by the Company relate to purchases of operating assets, land and buildings for expansion of business activities, construction of new stores, refurbishment of various existing stores and distribution centers and equipment investments.

    (ii)In conformity with CVM Resolution 193/96, interest and financial charges on loans and financing obtained from third parties during the construction or refurbishment of the Company's stores, directly or indirectly attributable to the process of acquisition, construction and operating expansion are capitalized. The appropriation of capitalized interest and financial charges to results is consistent with the depreciation terms of the financed assets.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
8     Deferred Charges

                                          At December                   At March
                                             31, 2003   Amortization    31, 2004
                                         ------------  -------------  ----------

      Parent company
      Goodwill                                592,609       (11,519)     581,090
      Pre-operating expenses                   55,861        (7,692)      48,169
                                         ------------  -------------  ----------

      Subtotal                                648,470       (19,211)     629,259

      Subsidiary companies
      Pre-operating expenses                    6,532        (1,839)       4,693
                                         ------------  -------------  ----------

      Subtotal                                  6,532        (1,839)       4,693

                                         ------------  -------------  ----------

      Consolidated                            655,002       (21,050)     633,952
                                         ============  =============  ==========

      (a)  Goodwill

           Goodwill based on expected future profitability of the subsidiaries that were merged by the Company was transferred from the Investment account to Deferred Charges, and will continue to be amortized over the periods consistent with the profit projections on which they were originally based, over a maximum period of 10 years.

      (b)  Pre-operating expenses and other

           Up to December 31, 2001, these expenses include employees' salaries, training, and rent that are deferred until the stores in construction and/or refurbishment start operating normally. These expenses are amortized over a period of up to five years. As from the year ended December 31, 2002, new expenses are fully charged to the results of operations, in the period in which they are incurred.


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
9     Loans and Financing

                                                                                Parent company      Consolidated
                                                                -------------------------------     -------------
                               Annual interest and charges          3.31.2004       12.31.2003         3.31.2004
                               -----------------------------    --------------    -------------     -------------
       Short-term
       In local currency
          BNDES (i)            Exchange variation +3.5 to 4.1%         15,708           13,869            15,708
                               TJLP + 1 to 4.1%                       127,326          126,047           127,326

          Working Capital (ii) TJLP + 3.5 to 5% and  95% of CDI
                               (12.31.03  - 23.6% and TJLP +            1,829            1,993             3,213
                               3.5% and 95% of CDI)                   145,990          140,958           145,990

       In foreign currency with swap for reais

       Working Capital (ii)    Weighted average rate 100.9% do
                               CDI (12.31.03 - Weighted
                               average rate 100% do CDI)              724,613        1,030,316         1,253,092

       Imports                 Exchange variation                       6,280           13,227             7,176
                                                               --------------    -------------     -------------
                                                                    1,021,746        1,326,410         1,552,505
                                                               ==============    =============     =============

       Long-Term
       In local currency
          BNDES (i)            Exchange variation +3.5 to  4.1%        58,751           62,658            58,751
                               TJLP + 1 to 4.1%                       293,024          282,256           293,024

          Working Capital (ii) TJLP + 3.5 to 9%                           920            1,280             2,083

       In foreign currency with swap for reais

          Working Capital (ii) Weighted average rate 103.3% of
                               CDI (12.31.03 - Weighted
                               average rate  103.2% of CDI)           419,927          293,465           419,927
                                                               --------------    -------------     -------------
                                                                      772,622          639,659           773,785
                                                               ==============    =============     =============


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
9     Loans and Financing (Continued)

      Long-term financing by maturity:


                                                    3/31/2004       12/31/2003
                                                   -----------      ----------

      2005 (as from April)                           528,128          428,700
      2006                                           110,901          101,810
      2007                                            64,810           56,135
      2008                                            36,149           53,014
      2009 onwards                                    32,634
                                                   -----------      ----------

                                                     772,622          639,659
                                                   ===========      ==========

      (i) On November 11, 2003, the Company entered into a new contract for the opening of a credit line with BNDES, with the principal amount of R$ 325,420, and up to March 31, 2004, funds in the amount of R$ 179,441 had been released. Interest on funds obtained is 4.1% p.a. above Long-Term Interest Rate - TJLP (76% of the line), above the BNDES foreign currency basket (19% of the line), and 1% p.a. above TJLP (5% of the line), and have been appropriated on a monthly basis. Payments will be made in 60 monthly installments after the 12-month grace period.

            The contracts with BNDES require that the Company meet certain ratios as follows: (i) capitalization ratio (stockholders' equity/total assets) equal or higher than 0.40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1.05, and payment of the credits under the Company's investment program for construction and/or refurbishment of stores and purchase of equipment. An effective control of the follow-up of the covenants is maintained. The parent company has offered a joint responsibility surety until contracts are settled.

      (ii) The working capital loans are mainly funds obtained with fixed financial charges and used to finance direct consumer credit transactions, mainly customer credit financing and post-dated checks, as well as for financing of acquisition, constructions and operating expansion.

      In order to mitigate the impact of foreign exchange variations on loans and financing in foreign currency, the Company contracts cross-currency interest rate swaps to the Real/CDI interest rate.

      Financing transactions are guaranteed by promissory notes and shareholders' sureties.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
10     Debentures

       Outstanding debentures


                                                       Annual
                                      Outstanding    Financial
                           Type        Securities     Charges          Parent company          Consolidated
                       ------------- -------------  ------------- --------------------------- --------------

                                                                       3.31.2004   12.31.2003      3.31.2004
                                                                  -------------- ------------ --------------
      4th  issue -     Floating
      one series                            99,908  TJLP + 3.5%           84,733       81,997         84,732
      5th  issue -     No
      1st series       Preference           40,149  CDI + 1.45%          401,490      420,440        401,490
      Sendas           Convertible          10,550  TJLP + 4.0%                                      133,312
                                                                  -------------- ------------ --------------

                                                                         486,223      502,437        619,534
                                                                  ============== ============ ==============

      Long-term
      Liabilities                                                       (441,936)    (441,413)      (561,773)
                                                                  -------------- ------------ --------------

      Current
      Liabilities                                                         44,287       61,024         57,761
                                                                  ============== ============ ==============

      Long-term debentures by maturity:

                                           Parent company          Consolidated
                                       ------------------------- ---------------

                                          3.31.2004   12.31.2003      3.31.2004
                                       -----------------------------------------

      2005 (as from April)                   40,446       39,923         40,445
      2007                                  401,490      401,490        521,328
                                       -----------------------------------------

                                            441,936      441,413        561,773
                                       =========================================


      Interest on debentures of the 1st series of the 5th issue shall be reset on October 1, 2004. In the event the debenture holders do not agree to the new conditions established, they may exercise their debenture redemption right.

      The Company is required to comply, during the term of the 1st series of the debentures of the 5th issue, and provided there are outstanding debentures, with the following ratios and limits:


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
10    Debentures (Continued)

      -   Consolidated net debt no higher than stockholder's equity; and

      - Maintenance of a ratio between the consolidated net debt and consolidated EBITDA less than or equal to 4.

      Debentures resulting from the merger with Sendas S.A., shall be subject to a barter transaction with the new issue of Company's debentures (See Note 16 (a)), and present the following basic characteristics:

Term:                           5 years
Maturity:                       4/1/2007
Amortization:                   By the end of the five-year period
Placement:                      Private distribution
Type:                           Convertible into common shares
Type of issue:                  Private, with characteristics of public issue
Payment of interest:            On a six-month basis, as from the 12th month
                                after issue
Interest:                       TJLP + 4% p.a. or
                                TJLP + 3.5% p.a. after the company is listed on the stock exchange in the new market
Premium:                        Debenture holders are entitled to a premium
                                corresponding to a portion of the variation in the gross operating revenue determined. The first premium shall be paid on April 1, 2004.



11    Provision for Contingencies

                                                                     Parent company   Consolidated
                                                        ---------------------------   ------------
                                                           3.31.2004     12.31.2003      3.31.2004
                                                        ------------   ------------   ------------

      Social Contribution on Revenues (COFINS) and
        Social Integration Program (PIS) (i)                 677,909        668,897        771,263
      National Institute for Social Security (INSS) (ii)      18,487        269,897         19,323
      Income tax (iii)                                        10,117         47,138         10,117
      Labor and other (iv)                                    39,946         49,268         43,744
                                                        ------------   ------------   ------------

                                                             746,459      1,035,200        844,447
                                                        ============   ============   ============

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
11    Provision for Contingencies (Continued)

      (i) A favorable decision was granted in the lower courts not to apply Law 9718/98 and therefore permitting the payment of COFINS under the terms of Complementary Law 70/91 (2% on revenue) and of PIS under Law 9715/98 (0.65% on revenue) as from February 1, 1999.

      (ii) The Company has filed an ordinary suit in order not to make payments to SEBRAE. Amounts provided for were deposited in court and are recorded under "Judicial Deposits". During the quarter National Institute for Social Security - INSS contingency was reclassified to "Tax Installments".

      (iii)The provision for income tax contingencies includes disputed amounts, as well as recognition, based on judicial ruling, of the effects of depreciation of fixed assets relating to the inflation index differences arising from the "Plano Verao" (economic stabilization plan).

      (iv) The Company has filed defenses at a judicial level in proceedings of a tax and labor natures. The Company recorded a provision for losses at amounts considered to be sufficient to cover any unfavorable outcomes in the event in which its outside and internal legal advisors consider as probable the possibilities of loss. Contingencies as regards to which its legal advisors consider as possible an unfavorable outcome, amount to approximately R$ 32,000, and a provision for contingencies has not been recorded.


12    Installment taxes

      As a result of unfavorable outcomes to other taxpayers in similar proceedings, the Company decided to desist from further litigation in certain proceedings, and opted for the Special Installment Regime - PAES, established by Law 10684/2003, and those were reclassified under "Provision for Contingencies", as follows:


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
12    Installment taxes (Continued)

                                               Parent company       Consolidated
                                     --------------------------    -------------

                                      3.31.2004     12.31.2003       3.31.2004
                                     -----------   ------------     -----------
Short Term

     I.N.S.S.                           27,689                         27,780
     C.P.M.F.                           10,213         10,009          11,354
     Other                               2,720          2,732           2,720
                                     -----------    ------------    -----------
                                        40,622         12,741          41,854
Long Term

     I.N.S.S.                          235,869                        236,632
     C.P.M.F.                           84,256         85,073          93,287
                                     -----------    ------------    -----------

                                       320,125         85,073         329,919
                                     ===========    ============    ===========


13    Income Tax and Social Contribution

      (a) Income tax and social contribution reconciliation

                                                                                  Period ended 3.31.2004
                                                                             ---------------------------
                                                                             Parent company Consolidated
                                                                             -------------- ------------

      Income before taxes                                                           25,529        14,423
                                                                              ------------  ------------

      Income tax at nominal rates                                                  (6,382)       (3,606)

      Tax benefit on tax losses of subsidiary companies
      Income tax incentives                                                            224           240
      Equity in the results and provision for net capital deficiencies of
       subsidiary companies                                                          1.049         (185)
      Other permanent adjustments, net (additions/exclusions)                        7,485         8,399
                                                                              ------------  ------------

      Effective income tax                                                           2,376         4,848
                                                                              ============  ============

      Income tax for the year
        Current                                                                    (4,428)       (7,305)
        Deferred                                                                     6,804        12,153
                                                                              ------------  ------------

                                                                                     2,376        4,848
                                                                              ============  ============


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
13       Income Tax and Social Contribution (Continued)

     (b)  Deferred income tax

         In compliance with CVM Resolution 273/98 and CVM Instruction 371/02, deferred tax assets of R$ 10,725 (12.31.2003 - R$ 11,622); consolidated
         - R$ 303,328 (12.31.2003 - R$ 298,875) arising from tax losses and timing differences were recorded in long-term receivables at March 31, 2004, based on projections of future taxable income and with a realization period estimated at up to ten years as follows:

                                              Parent company     Consolidated
                                              ---------------   -------------

          2004                                         10,725          38,455
          2005                                                         32,685
          2006                                                         31,458
          2007                                                         30,305
          2008 onwards                                                170,425
                                              ---------------   -------------
                                                       10,725         303,328
                                              ===============   =============


14    Shareholders' Equity

      (a)  Capital and share rights

           Authorized capital is represented by 150,000,000,000 shares. Subscribed and paid-up capital comprises 113,522,239,433 registered shares with no par value, of which 63,470,811,399 are common voting and 50,051,429,034 are preferred.

           Preferred shares are non-voting, but have the same rights and advantages as the common shares, besides priority assured in the by-laws upon reimbursement of capital and receipt of a minimum non-cumulative annual dividend of R$ 0.15 per thousand shares. Preferred shares are entitled to dividends 10% higher than the common shares.


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
14    Shareholders' Equity (Continued)

      (a) Capital and share rights (Continued)

         Holders of all shares are entitled each year to dividends and/or interest on shareholders' equity of not less than 25% of net income for the year, calculated in conformity with the requirements of Brazilian corporation legislation.


Changes in capital and number of shares in 2004

                                                               Number of shares - thousand
                                                          --------------------------------

                                                 Capital        Preferred         Common
                                                -----------   -------------  -------------

      At December 31, 2003                       3,157,178      49,971,428     63,470,811
                                                -----------   -------------  -------------

        Payment
             Share call option (Note 14 (c))
                    Series III                       1,797          80,000
                                                -----------   -------------

      At March 31, 2004                          3,158,975      50,051,428     63,470,811
                                                ===========   =============  =============


      (b)Revenue reserves

         (i) Legal reserve: Amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.

         (ii) Expansion reserve: Amounts approved by the shareholders to maintain resources to finance additional capital investments and working capital through appropriation of up to 100% of the net income remaining after the legal appropriations.

         (iii) Unrealized earnings reserve: This reserve is being realized in proportion to the realization of the permanent assets, which generated the balance.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
14    Shareholders' Equity (Continued)

      (b)Revenue reserves (Continued)

         (iv) Retained earnings: the balance at December 31, 2003 is at the disposal of the General Shareholders' Meeting - to be appropriated.

      (c)Preferred Stock Option Plan

         At the Annual and Extraordinary General Meetings held on April 28, 1997, the preferred stock option plan for company directors and employees became effective, and the first options were granted for the year 1996.

         The exercise price for each lot of shares is at least 60% of the weighed average of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

         Acquisition of the right to exercise the option shall be as follows:
         (i) 50% in the last month of the third year subsequent to the option date (1st tranche) and (ii) 50% in the last month of the fifth year subsequent to the option date (2nd tranche), under the condition that the sale of a certain number of shares will be restricted until the date of retirement of the beneficiary.

         Shares from options exercised have the same rights granted to other shareholders. Management of this plan was entrusted to a committee appointed by the Board of Directors.




--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
14    Shareholders' Equity (Continued)

      (c)Preferred Stock Option Plan (Continued)

         Information on the stock option plan is summarized as follows:

                                                                      Preferred
                                                                         shares
                                                                  (in thousands)
                                                                  -------------
      Options granted
         I Series - May 9, 1997                                         278,600
         II Series - December 22, 1997                                  373,200
         III Series - December 18, 1998                               1,007,074
         IV Series - March 31, 2000                                     305,975
         V Series - April 2, 2001                                       361,660
         VI Series - March 15, 2002                                     412,600
         VII Series - May 16, 2003                                      499,840
                                                                  -------------

                                                                      3,238,949
                                                                  -------------

      Options not granted                                             1,819,925
                                                                  -------------

      Total size of the option plan                                   5,058,874
                                                                  -------------


                                                                      Preferred
                                                                         shares
                                                                  (in thousands)
                                                                  -------------
      Options exercised
         I Series - December 15, 1999 (1st tranche)                    (138,950)
         II Series - December 13, 2000 (1st tranche)                   (172,100)
         I Series - December 7, 2001 (2nd tranche)                      (90,600)
         III Series - December 7, 2001 (1st tranche)                   (500,785)
         III Series - April 10, 2002 (1st tranche)                       (3,400)
         III Series - December 19, 2002 (2nd tranche)                  (120,900)
         III Series - December 19, 2002 (1st tranche - partial)            (700)
         III Series - December 17, 2003 (2nd tranche)                  (256,100)
         III Series - March 31, 2004 (2nd tranche)                      (80,000)
                                                                  --------------
                                                                      1,363,535

      Current size of the option plan                                 3,695,339
                                                                  =============

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
15    Risk management and financial instruments

      (a)  General considerations

           Cross-currency interest rate swaps and derivative instruments are used to protect the assets and liabilities of the Company.

           Operations are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

           Management evaluates the risks as minimal because there is no significant concentration with counterparties, and operations are carried out with financial institutions with high credit ratings and within approved limits.

      (b)  Market value of financial instruments

           Financial investments are represented by short-term investments, stated at cost plus accrued earnings, which approximate market value.

           With the objective of exchanging the fixed charges on loans and exposure of financing to variation in foreign and local currency, the Company has contracted cross-currency interest rate swaps to CDI floating rates, which reflect market value.

           The other financial instruments, assets and liabilities, at March 31, 2004 and December 31, 2003, recorded in asset and liability accounts, are carried at amounts that approximate market values.

      (c)  Credit risk

           Financed sales are spread over a large number of customers. The Company manages the credit risk through a strict program of qualification and granting of credit.

           Doubtful receivables are adequately covered by the allowance for doubtful accounts.


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
16    Subsequent Events

      a) 6th Debenture Issue

         As disclosed to the market by the Company, the Extraordinary Shareholders' Meeting - held on April 8, 2004 approved current terms and conditions of the 6th issue of debentures by the Company, which is dependent upon approval by the CVM, with the following main characteristics:

         Total Issue: R$ 900,000 (nine hundred million reais).

         Number of Series: one series.

         Number of Securities: 90 (ninety thousand) Debentures.

         Placement and Target Public: Debentures shall be subject to a public offering. The debentures that are not subscribed to according to the Offering shall be cancelled by the Company and the Offering shall be completed even in the event of a partial subscription of the Debentures.

         Issue Date: March 1, 2004.

         Unit Par Value: R$ 10 (ten thousand reais).

         Form and Convertibility: convertible into preferred shares issued by the Company

         Type: unsecured.

         Amortization: there will be no amortization of the Unit Par Value of Debentures

         Maturity: March 1, 2008

         Convertibility of Debentures into Preferred Shares: On Maturity Date or Early Maturity Date, Debentures that have not yet been converted into Preferred Shares by respective Debenture holders shall be converted automatically and mandatorily into Preferred Shares by the Company, by the number of Preferred Shares calculated in accordance with the clauses of the offering.

         Stock split and reverse stock split: To determine the number of shares Debenture holders are entitled to on the Conversion Dates, the Issue Price shall be automatically adjusted as follows:

         (i) In the event of reverse split, the Issue Price shall be multiplied by the same ratio related to the reverse split of shares issued by the Company.

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
16    Subsequent Events (Continued)

      a) 6th Debenture Issue (Continued)

         (ii) In the event of stock split, the Issue Price shall be divided by the same ratio related to the split of shares issued by the Company.

         Corporate Interest Imbalance: In the event the conversion of Debentures determines the issue of a number of shares that gives rise to a corporate interest imbalance ("Corporate Interest"), the following procedures shall be followed:
         (i) Debenture holders shall be given Preferred Shares in a maximum number that does not give rise to a Corporate Interest imbalance.
         (ii) The Debenture holders shall not be given the surplus of shares, but their amount in reais equivalent to their Market Price

         Interest: Debentures shall be subject to the variation of the U.S. dollar exchange rate in relation to the Brazilian real, plus interest of 7% (seven per cent) per annum paid semi-annually by the Company to the Debenture holders, according to the following schedule: September 1, 2004, March 1, 2005, September 1, 2005, March 1, 2006, September 1,
         2006, March 1, 2007, September 1, 2007 and March 1, 2008.

         Subscription Term and Form and Payment: Debentures shall be paid at sight, upon the subscription, based on the following procedures:

         (i) Payment, in local currency, of the amount corresponding to the Payment Price;
         (ii) Delivery of debentures of the 4th issue of the Company regulated by the terms and conditions of the Private Instrument of Debenture 4th Issue Deed of Companhia Brasileira de Distribuicao, dated October 17, 2000, in a number the amount of which corresponds to the Payment Price;

--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
16    Subsequent Events (Continued)

      a) 6th Debenture Issue (Continued)

         (iii) Delivery of 1st issue debentures of Sendas S.A., regulated by the terms and conditions of the Private Instrument of Debenture 1st Issue Deed of Sendas S.A., dated July 15, 2002 in a number the amount of which corresponds to the Payment Price.

         Reset: Debentures shall not be subject to a programmed reset;
         -----


      b) Board Proposal to be submitted to the General and Extraordinary Shareholders' Meeting - AGO/E to be held on April 30, 2004

         According to the Offering published on April 14, 2004, the Board called a General and Extraordinary Shareholders' Meeting - AGO/E to be held on April 30, 2004.


17     Supplementary Information

      The supplemental information includes, the statement of cash flow prepared in accordance with the IBRACON Accounting Standards and Procedures (NPC-20), which present cash from operating, investing and financing activities of the Company, and the statement of added value prepared in accordance with CVM Circular 01/00.





--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
17     Supplementary Information (Continued)

      (a) Statement of cash flow (Continued)

                                                                        Parent company               Consolidated
                                                             -------------------------  -------------------------
                                                               03.31.2004   03.31.2003    03.31.2004   03.31.2003
                                                             ------------ ------------  ------------ ------------

      Cash flow generated by operating activities
         Net income for the year                                   27,905       40,624       27,905       40,624
         Adjustment to reconcile net income
            Deferred income tax                                   (6,804)     (17,613)     (12,153)      (17,730)
            Net book value of property and equipment
               disposals                                               18          199           28          252
            Depreciation and amortization                          85,972       89,160      103,515       99,612
            Interest and monetary variations, net of payments    (57,445)      (8,516)     (69,968)       30,041
            Equity in the results of investees                    (4,195)     (10,783)          740          969
            Provision for contingencies                            22,917       85,645       25,971       98,131
            Minority interest                                           -            -      (8,634)            -
                                                             ------------ ------------  ------------ ------------

                                                                   68,368      178,716       67,404      251,899
                                                             ------------ ------------  ------------ ------------

       (Increase) decrease in assets
         Trade accounts receivable                                102,321       88,675       48,662      194,298
         Advances to suppliers and employees                        3,123      (7,957)      (5,806)      (8,071)
         Inventories                                               65,011       33,889       10,432       38,231
         Taxes recoverable                                       (91,767)       43,396    (119,488)       40,648
         Other assets                                            (12,544)     (20,238)     (19,831)     (30,786)
         Related parties                                           82,420      139,848        (266)      (7,820)
         Judicial deposits                                         (6,349)         113      (6,776)        (354)
                                                             ------------ ------------  ------------ ------------

                                                                  142,215      277,726     (93,073)      226,146
                                                             ------------ ------------  ------------ ------------

      Increase (decrease) in liabilities
         Suppliers                                                (66,684)    (404,111)     (76,393)    (408,642)
         Salaries and social security charges                        (332)        (442)       4,156         (735)
         Taxes and social contributions payable                   (69,688)     (10,506)     (77,377)     (11,874)
         Other accounts payable                                    37,670       13,467       61,455       14,220
                                                             ------------ ------------  ------------ ------------

                                                                  (99,034)    (401,592)     (88,159)    (407,031)
                                                             ------------ ------------  ------------ ------------

      Net cash flow generated by operating activities             111,549       54,850     (113,828)      71,014
                                                             ------------ ------------  ------------ ------------


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
17     Supplementary Information (Continued)

      (a) Statement of cash flow (Continued)


                                                                    Parent company                  Consolidated
                                                       ---------------------------   ---------------------------
                                                         03.31.2004     03.31.2003     03.31.2004     03.31.2003
                                                       ------------   ------------   ------------   ------------

      Cash flow from investing activities
         Business combinations                              (1,546)        (3,350)        (1,561)        (3,350)
         Acquisition of property and equipment            (126,315)       (70,748)      (133,101)      (100,647)
         Sales of property and equipment                      1,075                         1,075
                                                       ------------   ------------   ------------   ------------

      Net cash flow used in investing activities          (126,786)       (74,098)      (133,587)      (103,997)
                                                       ------------   ------------   ------------   ------------

      Cash flow from financing activities
         Capital increase                                     1.797                         1.797
         Financing
            Funding and refinancing                         226,481        345,062        490,344        345,062
            Payments                                      (363,425)      (444,990)      (372,167)      (444,989)

      Net cash flow generated by (used in) financing
         Activities                                       (135,147)       (99,928)        119,974       (99,927)
                                                       ------------   ------------   ------------   ------------

      Net increase (decrease) cash and banks              (150,384)      (119,176)      (127,441)      (132,910)
                                                       ------------   ------------   ------------   ------------

         Cash and banks at the end of the period            814,274        991,718        854,472      1,002,248
         Cash and banks at the beginning of the year        964,658      1,110,894        981,913      1,135,158
                                                       ------------   ------------   ------------   ------------

      Changes in cash and cash equivalents                (150,384)      (119,176)      (127,441)      (132,910)
                                                       ============   ============   ============   ============
      Cash flow supplemental information
         Loans and financing interest paid                  144,504        110,108        144,568        110,108



--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                          3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
---------------------------------------------------------------------------------------------------------------------------

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)


--------------------------------------------------------------------------------
17     Supplementary Information (Continued)

      (b) Statement of added value


                                                         Parent Company                            Consolidated
                                      ---------------------------------- ---------------------------------------

                                      --------------------------------------------------------------------------
                                      03.31.2004   %    03.31.2003   %    03.31.2004     %     03.31.2003     %
                                      ------------     -------------     --------------      ---------------

Revenues
    Sales of goods                      2,545,260         2,639,312          3,414,307            3,104,824
    Write-off of credits                  (2,284)           (5,701)            (3,509)              (5,930)
    Nonoperating                              129             1,106                132                1,274
                                      ------------     -------------     --------------      ---------------
                                        2,543,105         2,634,717          3,410,930            3,100,168

Input purchased from third
parties
    Cost of sales                     (1,686,786)       (1,827,900)        (2,274,177)          (2,153,374)
    Materials, electricity, third-
       party services and others        (163,915)         (195,373)          (255,774)            (241,638)
                                      ------------     -------------     --------------      ---------------

Gross added value                         692,404           611,444            880,979              705,156

Retentions
      Depreciation and amortization      (85,972)          (89,160)          (103,515)             (99,612)
                                      ------------     -------------     --------------      ---------------

Net added value
       produced by the entity             606,432           522,284            777,464            (605,544)

Received under transfer
    Equity pick-up                          4,195            10,783              7,894                (969)
    Financial revenues                     67,361           102,481             74,914              149,744
                                      ------------     -------------     --------------      ---------------

Total added value to
       be distributed                     677,988 100.0     635,548 100.0      860,272  100.0       754,319  100.0

Distribution of added value
    Payroll and social charges          (202,810)  29.9   (194,159)  30.5    (256,578)   29.8     (221,973)   29.4
    Taxes, duties and
       Contributions                    (280,013)  41.4   (196,857)  31.0    (358,611)   41.7     (227,021)   30.1
    Interest and rentals                (167,260)  24.7   (203,908)  32.1    (217,178)   25.2     (264,701)   35.1
       Dividends
                                      ------------     -------------     --------------      ---------------

Retention of profits                       27,905   4.0      40,624   6.4       27,905    3.3        40,624    5.4
                                      ============     =============     ==============      ===============


--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.02    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                          3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 - Comments on Consolidated Performance


06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

---------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                                    3 - 03/31/2004            4 - 12/31/2003

---------------------------------------------------------------------------------------------------------------
1                  Total assets                                            9,826,239                 8,939,904
---------------------------------------------------------------------------------------------------------------
1.01               Current assets                                          3,252,820                 3,220,132
---------------------------------------------------------------------------------------------------------------
1.01.01            Available funds                                           854,472                   981,913
---------------------------------------------------------------------------------------------------------------
1.01.01.01         Cash and banks                                             97,200                   144,380
---------------------------------------------------------------------------------------------------------------
1.01.01.02         Financial investments                                     757,272                   873,533
---------------------------------------------------------------------------------------------------------------
1.01.02            Receivables                                             1,287,653                 1,274,650
---------------------------------------------------------------------------------------------------------------
1.01.02.01         Trade accounts receivable                                 517,436                   603,986
---------------------------------------------------------------------------------------------------------------
1.01.02.02         Advances to suppliers and employees                        41,008                    43,161
---------------------------------------------------------------------------------------------------------------
1.01.02.03         Taxes recoverable                                         523,179                   399,132
---------------------------------------------------------------------------------------------------------------
1.01.02.04         Other receivables                                         206,030                   228,371
---------------------------------------------------------------------------------------------------------------
1.01.03            Inventories                                             1,030,378                   943,634
---------------------------------------------------------------------------------------------------------------
1.01.04            Other                                                      80,317                    19,935
---------------------------------------------------------------------------------------------------------------
1.01.04.01         Prepaid expenses                                           80,317                    19,935
---------------------------------------------------------------------------------------------------------------
1.02               Long-term receivables                                     863,570                   837,658
---------------------------------------------------------------------------------------------------------------
1.02.01            Sundry receivables                                        863,063                   837,347
---------------------------------------------------------------------------------------------------------------
1.02.01.01         Receivables securitization fund                           109,742                   104,501
---------------------------------------------------------------------------------------------------------------
1.02.01.02         Deferred income tax                                       303,328                   298,875
---------------------------------------------------------------------------------------------------------------
1.02.01.03         Judicial deposits                                         159,163                   150,924
---------------------------------------------------------------------------------------------------------------
1.02.01.04         Trade accounts receivable                                 287,806                   279,689
---------------------------------------------------------------------------------------------------------------
1.02.01.05         Prepaid expenses                                            3,024                     3,358
---------------------------------------------------------------------------------------------------------------
1.02.02            Receivables from related companies                            507                       311
---------------------------------------------------------------------------------------------------------------
1.02.02.01         Associated companies                                            0                         0
---------------------------------------------------------------------------------------------------------------
1.02.02.02         Subsidiary companies                                          507                       311
---------------------------------------------------------------------------------------------------------------
1.02.02.03         Other related companies                                         0                         0
---------------------------------------------------------------------------------------------------------------
1.02.03            Other                                                           0                         0
---------------------------------------------------------------------------------------------------------------
1.03               Permanent assets                                        5,709,849                 4,882,114
---------------------------------------------------------------------------------------------------------------
1.03.01            Investments                                               811,230                   241,068
---------------------------------------------------------------------------------------------------------------
1.03.01.01         Associated companies                                            0                         0
---------------------------------------------------------------------------------------------------------------
1.03.01.02         Subsidiary companies                                      811,071                   240,832
---------------------------------------------------------------------------------------------------------------
1.03.01.03         Other                                                         159                       236
---------------------------------------------------------------------------------------------------------------
1.03.02            Property and equipment                                  4,264,667                 3,986,044
---------------------------------------------------------------------------------------------------------------
1.03.02.01         Land                                                      827,713                   815,785
---------------------------------------------------------------------------------------------------------------
1.03.02.02         Buildings                                               1,796,901                 1,778,624
---------------------------------------------------------------------------------------------------------------
1.03.02.03         Building improvements                                     992,792                   790,899
---------------------------------------------------------------------------------------------------------------
1.03.02.04         Equipment                                                 391,264                   363,230
---------------------------------------------------------------------------------------------------------------
1.03.02.05         Installations                                             135,349                   146,309
---------------------------------------------------------------------------------------------------------------
1.03.02.06         Furniture and fixtures                                    117,743                    77,380
---------------------------------------------------------------------------------------------------------------
1.03.02.07         Vehicles                                                    2,595                     3,003
---------------------------------------------------------------------------------------------------------------
1.03.02.08         Construction in progress                                        0                    10,506
---------------------------------------------------------------------------------------------------------------
1.03.02.09         Other                                                         310                       308
---------------------------------------------------------------------------------------------------------------
1.03.03            Deferred charges                                          633,952                   655,002
----------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.03    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                          3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO      47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (Thousands of reais)

----------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                        3 - 03/31/2004             4 - 12/31/2003

----------------------------------------------------------------------------------------------------------------
2                  Total liabilities and shareholders'                     9,826,239                   8,939,904
                   equity
----------------------------------------------------------------------------------------------------------------
2.01               Current liabilities                                     3,270,293                  2,853,957
----------------------------------------------------------------------------------------------------------------
2.01.01            Loans and financing                                     1,552,505                  1,326,733
----------------------------------------------------------------------------------------------------------------
2.01.02            Debentures                                                 57,761                     61,024
----------------------------------------------------------------------------------------------------------------
2.01.03            Suppliers                                               1,315,520                  1,190,217
----------------------------------------------------------------------------------------------------------------
2.01.04            Taxes, charges and contributions                           49,994                     53,574
----------------------------------------------------------------------------------------------------------------
2.01.04.01         Taxes on sales                                                828                     29,283
----------------------------------------------------------------------------------------------------------------
2.01.04.02         Tax installments                                           41,854                     13,980
----------------------------------------------------------------------------------------------------------------
2.01.04.03         Provision for income tax                                    7,312                     10,311
----------------------------------------------------------------------------------------------------------------
2.01.05            Dividends payable                                          54,792                     54,792
----------------------------------------------------------------------------------------------------------------
2.01.06            Provisions                                                      0                          0
----------------------------------------------------------------------------------------------------------------
2.01.07            Payables to related companies                               1,017                        852
----------------------------------------------------------------------------------------------------------------
2.01.08            Other liabilities                                         238,704                    166,765
----------------------------------------------------------------------------------------------------------------
2.01.08.01         Salaries and related contributions                        126,756                    112,196
----------------------------------------------------------------------------------------------------------------
2.01.08.02         Public services                                             5,161                      5,869
----------------------------------------------------------------------------------------------------------------
2.01.08.03         Rents                                                      21,881                     21,704
----------------------------------------------------------------------------------------------------------------
2.01.08.04         Advertising                                                 3,449                      1,488
----------------------------------------------------------------------------------------------------------------
2.01.08.05         Insurance                                                   1,251                        175
----------------------------------------------------------------------------------------------------------------
2.01.08.06         Purchase of assets                                          1,970                      8,263
----------------------------------------------------------------------------------------------------------------
2.01.08.07         Other accounts payable                                     78,236                     17,070
----------------------------------------------------------------------------------------------------------------
2.02               Long-term liabilities                                   2,516,456                  2,317,525
----------------------------------------------------------------------------------------------------------------
2.02.01            Loans and financing                                       773,785                    639,659
----------------------------------------------------------------------------------------------------------------
2.02.02            Debentures                                                561,773                    441,413
----------------------------------------------------------------------------------------------------------------
2.02.03            Provisions                                                      0                          0
----------------------------------------------------------------------------------------------------------------
2.02.04            Payable to related companies                                    0                          0
----------------------------------------------------------------------------------------------------------------
2.02.05            Other liabilities                                       1,180,898                  1,236,453
----------------------------------------------------------------------------------------------------------------
2.02.05.01         Provision for contingencies                               844,447                  1,134,251
----------------------------------------------------------------------------------------------------------------
2.02.05.02         Tax installments                                          329,919                     94,357
----------------------------------------------------------------------------------------------------------------
2.02.05.03         Purchase of assets                                          2,994                      2,962
----------------------------------------------------------------------------------------------------------------
2.02.05.04         Others                                                      3,538                      4,883
----------------------------------------------------------------------------------------------------------------
2.03               Deferred income                                                 0                          0
----------------------------------------------------------------------------------------------------------------
2.04               Minority interests                                        241,366                          0
----------------------------------------------------------------------------------------------------------------
2.05               Shareholders' equity                                    3,798,124                  3,768,422
----------------------------------------------------------------------------------------------------------------
2.05.01            Paid-up capital                                         3,158,975                  3,157,178
----------------------------------------------------------------------------------------------------------------
2.05.02            Capital reserves                                          172,122                    172,122
----------------------------------------------------------------------------------------------------------------
2.5.02.01          Subscription bonus                                        172,122                    172,122
----------------------------------------------------------------------------------------------------------------
2.5.03             Revaluation reserves                                            0                          0
----------------------------------------------------------------------------------------------------------------
2.05.03.01         Own assets                                                      0                          0
----------------------------------------------------------------------------------------------------------------
2.05.03.02         Subsidiary/associated companies                                 0                          0
----------------------------------------------------------------------------------------------------------------
2.05.04            Revenue reserves                                          467,027                    439,122
----------------------------------------------------------------------------------------------------------------
2.05.04.01         Legal                                                      87,456                     87,456
----------------------------------------------------------------------------------------------------------------
2.05.04.02         Statutory                                                       0                          0
----------------------------------------------------------------------------------------------------------------
2.05.04.03         For contingencies                                               0                          0
----------------------------------------------------------------------------------------------------------------
2.05.04.04         Unrealized profits                                          8,968                      8,968
----------------------------------------------------------------------------------------------------------------
2.05.04.05         Retention of profits                                      210,112                    182,207
----------------------------------------------------------------------------------------------------------------
2.05.04.06         Special for undistributed dividends                             0                          0
----------------------------------------------------------------------------------------------------------------
2.05.04.07         Other                                                     160,491                    160,491
----------------------------------------------------------------------------------------------------------------
2.05.04.07.01      Reserve for expansion                                     160,491                    160,491
----------------------------------------------------------------------------------------------------------------
2.05.05            Retained earnings/accumulated deficit                           0                          0
----------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.04    - IDENTIFICATION

----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE          2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6               COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
----------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                        3- 1/1/2004 to        4 - 1/1/2004 to        5- 1/1/2003 to
                                                                         3/31/2004             3/31/2004              3/31/2003
-----------------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and/or services                                  3,414,307              3,414,307             3,104,824
-----------------------------------------------------------------------------------------------------------------------------------
3.02           Deductions                                                   (604,894)              (604,894)             (473,978)
-----------------------------------------------------------------------------------------------------------------------------------
3.03           Net sales and/or services                                    2,809,413              2,809,413             2,630,846
-----------------------------------------------------------------------------------------------------------------------------------
3.04           Cost of sales and/or services rendered                     (2,001,820)            (2,001,820)           (1,888,568)
-----------------------------------------------------------------------------------------------------------------------------------
3.05           Gross profit                                                   807,593                807,593               742,278
-----------------------------------------------------------------------------------------------------------------------------------
3.06           Operating (expenses) income                                  (793,302)              (793,302)             (709,154)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.01        Selling                                                      (478,149)              (478,149)             (426,106)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.02        General and administrative                                   (112,947)              (112,947)             (106,590)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03        Financial                                                     (83,940)               (83,940)              (65,325)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.01     Financial income                                                74,914                 74,914               149,744
-----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02     Financial expenses                                           (158,854)              (158,854)             (215,069)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.04        Other operating income                                               0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05        Other operating expenses                                     (117,526)              (117,526)             (110,164)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.01     Other taxes and charges                                       (14,011)               (14,011)              (10,552)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.05.02     Depreciation and amortization                                (103,515)              (103,515)              (99,612)
-----------------------------------------------------------------------------------------------------------------------------------
3.06.06        Equity in the results of subsidiary and associated
               companies                                                        (740)                  (740)                 (969)
-----------------------------------------------------------------------------------------------------------------------------------
3.07           Operating profit                                                14,291                 14,291                33,124
-----------------------------------------------------------------------------------------------------------------------------------
3.08           Non-operating results                                              132                    132                 1,273
-----------------------------------------------------------------------------------------------------------------------------------
3.08.01        Revenue                                                            132                    132                 1,525
-----------------------------------------------------------------------------------------------------------------------------------
3.08.02        Expenses                                                             0                      0                 (252)
-----------------------------------------------------------------------------------------------------------------------------------
3.09           Net income before taxation and profit sharing                   14,423                 14,423                34,397
-----------------------------------------------------------------------------------------------------------------------------------
3.10           Provision for income tax and social contribution               (7,305)                (7,305)              (11,503)
-----------------------------------------------------------------------------------------------------------------------------------
3.11           Deferred income tax                                             12,153                 12,153                17,730
-----------------------------------------------------------------------------------------------------------------------------------
3.12           Statutory profit sharing and contributions                           0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.01        Profit sharing                                                       0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.12.02        Contributions                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.13           Reversal of interest on shareholders' equity                         0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.14           Minority interests                                               8,634                  8,634                     0
-----------------------------------------------------------------------------------------------------------------------------------
3.15           Net income for the quarter/six-month period                     27,905                 27,905                40,624
-----------------------------------------------------------------------------------------------------------------------------------
               Number of shares, ex-treasury (in thousands)               113,522,239            113,522,239           113,186,139
-----------------------------------------------------------------------------------------------------------------------------------
               Net income per share                                           0,00025                0,00025               0,00036
-----------------------------------------------------------------------------------------------------------------------------------
               Loss per share
-----------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                          6 - 1/1/2003 to 3/31/2003

---------------------------------------------------------------------------------------------------
3.01           Gross sales and/or services                                            3,104,824
---------------------------------------------------------------------------------------------------
3.02           Deductions                                                             (473,978)
---------------------------------------------------------------------------------------------------
3.03           Net sales and/or services                                              2,630,846
---------------------------------------------------------------------------------------------------
3.04           Cost of sales and/or services rendered                               (1,888,568)
---------------------------------------------------------------------------------------------------
3.05           Gross profit                                                             742,278
---------------------------------------------------------------------------------------------------
3.06           Operating (expenses) income                                            (709,154)
---------------------------------------------------------------------------------------------------
3.06.01        Selling                                                                (426,106)
---------------------------------------------------------------------------------------------------
3.06.02        General and administrative                                             (106,590)
---------------------------------------------------------------------------------------------------
3.06.03        Financial                                                               (65,325)
---------------------------------------------------------------------------------------------------
3.06.03.01     Financial income                                                         149,744
---------------------------------------------------------------------------------------------------
3.06.03.02     Financial expenses                                                     (215,069)
---------------------------------------------------------------------------------------------------
3.06.04        Other operating income                                                         0
---------------------------------------------------------------------------------------------------
3.06.05        Other operating expenses                                               (110,164)
---------------------------------------------------------------------------------------------------
3.06.05.01     Other taxes and charges                                                 (10,552)
---------------------------------------------------------------------------------------------------
3.06.05.02     Depreciation and amortization                                           (99,612)
---------------------------------------------------------------------------------------------------
3.06.06        Equity in the results of subsidiary and associated
               companies                                                                  (969)
---------------------------------------------------------------------------------------------------
3.07           Operating profit                                                          33,124
---------------------------------------------------------------------------------------------------
3.08           Non-operating results                                                      1,273
---------------------------------------------------------------------------------------------------
3.08.01        Revenue                                                                    1,525
---------------------------------------------------------------------------------------------------
3.08.02        Expenses                                                                   (252)
---------------------------------------------------------------------------------------------------
3.09           Net income before taxation and profit sharing                             34,397
---------------------------------------------------------------------------------------------------
3.10           Provision for income tax and social contribution                        (11,503)
---------------------------------------------------------------------------------------------------
3.11           Deferred income tax                                                       17,730
---------------------------------------------------------------------------------------------------
3.12           Statutory profit sharing and contributions                                     0
---------------------------------------------------------------------------------------------------
3.12.01        Profit sharing                                                                 0
---------------------------------------------------------------------------------------------------
3.12.02        Contributions                                                                  0
---------------------------------------------------------------------------------------------------
3.13           Reversal of interest on shareholders' equity                                   0
---------------------------------------------------------------------------------------------------
3.14           Minority interests                                                             0
---------------------------------------------------------------------------------------------------
3.15           Net income for the quarter/six-month period                               40,624
---------------------------------------------------------------------------------------------------
               Number of shares, ex-treasury (in thousands)                         113,186,139
---------------------------------------------------------------------------------------------------
               Net income per share                                                     0,00036
---------------------------------------------------------------------------------------------------
               Loss per share
---------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments on Sales Performance

CBD consolidated gross sales in 1Q04 reached R$ 3,414.3 million, representing a 10% growth in comparison to the same period of 2003. Sendas Distribuidora, company that initiated operation in February 2004, gross sales totaled R$ 508.8 million.

Total net sales reached R$ 2,809.4 million, corresponding to a 6.8% growth. The difference between gross sales and net sales growth rate is due to an increase in COFINS (tax for social security financing) rate, since February.

During the first quarter, same store sales registered a slight drop of 0.4%, with food products registering a 1.8% drop and non-food products, a 6.0% increase. It is important to remind that a strong comparison base influenced this performance, once that during 1Q03 CBD presented an 8.5% increase in same store sales. Considering the Company's total sales, non-food products performance increased 1 p.p., going from 18.5% to 19.5%.

We highlight that the company is investing in price competitiveness, which, in the short term, will impact negatively the average ticket, but, in the long term, will provide market share gains. The company strengthened the segmentation by category, which allowed an increase in the mix of products that offer a better price/quality ratio, aiming to encourage the consumption of discretionary products during crises periods. In this context, we enhanced private brand and second line product variety.

This quarter's highlight goes to Extra business unit that presented sales and client base increase on a same store basis, in spite of the economic weakness of the sector and unfavorable calendar.


Operating Performance

On February 1, 2004, Sendas Distribuidora initiated its activities, a new company resulting from the partnership (regarding food retail) between two companies, CBD and Sendas S.A., in Rio de Janeiro state, with a 50% share for each company, but with management and operating control by CBD. The performance discussed forward refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

Gross Income

Gross income in the quarter totaled R$ 807.6 million, an 8.8% increase in comparison to the previous year. The company recorded a gross margin of 28.7%, higher than the 28.2% recorded in the same period of 2003. The quarter's margin was positively affected by the new COFINS calculation system, which is not cumulative anymore, providing, then, a gain of 50 basis points approximately. We highlight that a still retracted sales scenario generated a strong promotional environment in the sector and, in this context, CBD faced a deflation in the first three months of the year.

Gross margin for the quarter also suffered the impacts of Sendas Distribuidora's new operation. Although the new company already counts on CBD's commercial structure, the Company's management decided to maintain an aggressive price policy in the beginning of its activities, aiming to recover its market share and to improve the brand's pricing image. Gross margin for Sendas Distribuidora in February and March was 27.0% and CBD's consolidated gross margin excluding Sendas Distribuidora was 29.0% in the period.


Operating Expenses

The operating expenses in the quarter were affected by non-recurring expenses, which totaled R$ 9.0 million resulting from Sendas Distribuidora integration, of which R$ 6.0 million are related to administrative expenses and R$ 3.0 million to selling expenses. Excluding these non-recurring items, the Company registered operating expenses equivalent to 20.7% of net sales, compared to 20.2% recorded in the same period of 2003.

If we analyze the operating expenses over gross sales, to eliminate the effect of the COFINS increase on net sales, the Company registered operating expenses equivalent to 17.0% of gross sales in 1Q04, compared to 17.2% in the same period of 2003. Excluding the total expenses of Sendas Distribuidora, the Company's operating expenses would have been 16.7% of gross sales.

We highlight the dilution of general and administrative expenses that, excluding non-recurring items, amounted to 3.1% of gross sales, inferior level than the 3.4% recorded in the same period of the previous year, already including productivity gains generated by the partnership with Sendas S.A..

According to adjustments performed during 2003 mostly referring to personnel expenses, CBD still contemplates some possibilities to reduce even more its operating expenses. Among the actions that have been performed during 2004, we highlight: electric power consumption reduction, advertising optimization, renegotiation and service providers agreements, employees working hour adjustments and the development of packages that reduce the need of employees to replace products in the stores. We also highlight that we have projected additional synergy and productivity gains at Sendas Distribuidora, which will certainly provide positive effects in CBD expenses structure in the coming quarters.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

EBITDA

In the quarter, EBITDA reached R$ 216.5 million, with a 7.7% margin, in comparison to the R$ 209.6 million, and 8.0% margin recorded in the 1Q03. Excluding Sendas Distribuidora, that posted a 2.3% margin in the first two months of operations, CBD margin in the quarter would have been 8.7%.


Financial Result

Financial expenses in the quarter totaled R$ 158.9 million, which is quite lower in comparison to the R$ 210.6 million recorded in 1Q03. Financial expenses were positively impacted by funding cost reduction in the period. It is important to note that R$ 20.7 million, out of the R$ 158.9 million, refers to Sendas financial expenses. Financial income reached R$ 74.9 million, a drop when compared to the R$ 149.7 million reported in the same period of 2003 caused by lower income provided by cash investments, COFINS rate increase, lower level of advances to suppliers and, mostly, lower volume of credit revenues.


Income before income tax

Income before income tax (EBT) in the quarter reached R$ 14.4 million. However, excluding Sendas Distribuidora loss before income tax of R$ 25.3 million, EBT would reach R$ 39.7 million, 15% higher than the amount recorded in the same period of 2003.


Minority Interest

Sendas Distribuidora presented a net loss of R$ 17.3 million in the quarter. CBD holds a 50% stake in Sendas Distribuidora, consequently the loss in the amount of R$ 8.6 million was recorded as minority interest.


R$ 27.9 million Net Income

1Q04 net income reached R$ 27.9 million; excluding Sendas Distribuidora, the net income would have reached R$ 36.5 million, compared to the R$ 40.6 million recorded in the same period of 2003.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------

Working Capital

Inventory turnover rate was 44.4 days in the quarter, slightly better than the
45.8 days recorded in the same period of 2003.

Average term with suppliers was 56.3 days, practically flat in comparison to the figure registered in the same period of 2003.

Operating working capital, or, the difference between inventory turnover and average term with suppliers, was 12 days, an improvement compared to the 11.6 days registered in 2003.

As a result of Receivables Securitization the average term of receivables dropped from 28.8 days in 2003 to 14.8 days in 2004.


Investments

1Q04 investments amounted to R$ 127.0 million, in comparison to R$ 95.9 million recorded in 1Q03. Main investments in the quarter are listed bellow:

       - Conversion of 6 Bon Marche stores and 2 Sendas stores into Extra format, in Rio de Janeiro, concluded on April 1, 2004;

       - Opening of 4 gas stations (3 Extra gas stations in Sao Paulo and 1 CompreBem Barateiro in Rio de Janeiro);

       - Building of a new Extra hypermarket in the city of Belo Horizonte (Minas Gerais state), and one Pao de Acucar store in Sao Paulo;

       - Stores remodeling;

       - Acquisition of lands and investments in IT and logistics.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------



Gross Sales breakdown per format (R$ thousand)
===============================================================================================================

-----------------------------------------------------------------------------------=---------------------------
1st Quarter                       2004             %                      2003             %           Var.(%)
---------------------------------------------------------------------------------------------------------------
Pao de Acucar                    971,822         28.5%                 1,027,857         33.1%          -5.5%
Extra                          1,609,594         47.1%                 1,447,255         46.6%          11.2%
CompreBem Barateiro              565,062         16.6%                   547,990         17.7%           3.1%
Extra Eletro                      68,357          2.0%                    81,722          2.6%         -16.4%
Sendas                           199,472          5.8%                       -             -              -
---------------------------------------------------------------------------------------------------------------
CBD                            3,414,307        100.0%                 3,104,824        100.0%          10.0%
---------------------------------------------------------------------------------------------------------------

*Extra unit has already merged 8 stores of Sendas chain, being 6 Bon Marche stores and 2 Sendas stores


Sales Breakdown (% of Net Sales)
====================================================================================================

----------------------------------------------------------------------------------------------------
                                                     2003                              2004
----------------------------------------------------------------------------------------------------
                                1St Q     2nd Q      3rd Q     4th Q        Year       1st Q
----------------------------------------------------------------------------------------------------
Cash                            55.2%     53.3%      52.6%     52.0%        53.2%      53.2%
Credit Card                     32.1%     34.1%      34.1%     34.9%        33.8%      35.9%
Food Voucher                     6.5%      6.6%       7.1%      7.3%         6.9%       6.3%
Credit                           6.2%      6.0%       6.2%      5.8%         6.1%       4.6%
  Post-dated Checks              4.2%      4.3%       4.1%      3.6%         4.1%       3.4%
  Installment Sales              2.0%      1.7%       2.1%      2.2%         2.0%       1.2%
----------------------------------------------------------------------------------------------------


Data per format on March 31, 2004
======================================================================================================

------------------------------------------------------------------------------------------------------
                                   #               #                 #                 Sales
                               Checkouts       Employees          Stores             Area (m2)
------------------------------------------------------------------------------------------------------
Pao de Acucar                      2,634          15,237             208               273,016
Extra                              3,390          22,066              70               522,124
CompreBem Barateiro                1,904           9,033             168               207,967
Extra Eletro                         179             645              55                35,973
Sendas                             1,265           7,753              60               111,703
------------------------------------------------------------------------------------------------------
       Total Stores                9,372          54,734             561             1,150,783
------------------------------------------------------------------------------------------------------
Headquarters                                       2,930
Loss prevention (security)                         3,440
Distribution Centers                               3,513
------------------------------------------------------------------------------------------------------
       Total CBD                   9,372          64,617             561             1,150,783
------------------------------------------------------------------------------------------------------

*Extra unit has already merged 8 stores of Sendas chain, being 6 Bon Marche stores and 2 Sendas stores

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------



Stores by format
==================================================================================================================

------------------------------------------------------------------------------------------------------------------
                  Pao de             Extra-   CompreBem                              Sales        Number of
                  Acucar     Extra   Eletro   Barateiro       Sendas     CBD         Area (m2)    Employees
------------------------------------------------------------------------------------------------------------------
12/31/2003          208        62       55         172           -       497           982,701      55,557
------------------------------------------------------------------------------------------------------------------
Open                                                (4)         68        64
Closed                                                                    -
Converted                       8                               (8)       -
------------------------------------------------------------------------------------------------------------------
3/31/2004           208        70       55         168          60       561         1,150,783      64,617
------------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.05    - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------


Productivity Indexes (in nominal R$)
================================================================================


Gross sales per m2/month
------------------------

--------------------------------------------------------------------------------
                                    1st Q/04        1st Q/03       Var. (%)
--------------------------------------------------------------------------------
Pao de Acucar                          1,188           1,170          1.5%
Extra                                  1,066           1,057          0.9%
CompreBem Barateiro                      900             949         -5.2%
Extra Eletro                             633             790        -19.9%
--------------------------------------------------------------------------------
      CBD                              1,049           1,060         -1.0%
--------------------------------------------------------------------------------


Gross sales per employee/month
------------------------------

--------------------------------------------------------------------------------
                                    1st Q/04        1st Q/03       Var. (%)
--------------------------------------------------------------------------------
Pao de Acucar                         21,010          19,640          7.0%
Extra                                 25,317          24,976          1.4%
CompreBem Barateiro                   20,818          18,678         11.5%
Extra Eletro                          33,607          38,161        -11.9%
--------------------------------------------------------------------------------
      CBD                             23,127          21,904          5.6%
--------------------------------------------------------------------------------


Average ticket - Gross sales
----------------------------

--------------------------------------------------------------------------------
                                    1st Q/04        1st Q/03       Var. (%)
--------------------------------------------------------------------------------
Pao de Acucar                           22.9            22.5          1.8%
Extra                                   46.0            46.1         -0.2%
CompreBem Barateiro                     17.1            17.4         -1.7%
Extra Eletro                           365.4           356.4          2.5%
--------------------------------------------------------------------------------
      CBD                               29.0            28.6          1.4%
--------------------------------------------------------------------------------


Gross sales per checkout/month
------------------------------

--------------------------------------------------------------------------------
                                    1st Q/04        1st Q/03       Var. (%)
--------------------------------------------------------------------------------
Pao de Acucar                        122,984         120,571          2.0%
Extra                                164,079         157,209          4.4%
CompreBem Barateiro                   98,405         101,374         -2.9%
Extra Eletro                         127,294         159,791        -20.3%
--------------------------------------------------------------------------------
      CBD                            134,005         131,302          2.1%
--------------------------------------------------------------------------------

* Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

  The productivity indexes, above mentioned, doesn't reflect stores operations under Sendas and Bon Marche banners, that were incorporated on February 1, 2004.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


1.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY NAME                                      3 - National Corporate Taxpayers' Registration - CNPJ
01482-6          COMPANHIA BRASILEIRA DE DISTRIBUICAO                  47.508.411/0001-56
------------------------------------------------------------------------------------------------------------------------------------

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES


------------------------------------------------------------------------------------------------------------------------------------
1 -    2 - NAME OF COMPANY                3 - BRAZILIAN REVENUE SERVICE  4 - CLASSIFICATION    5 - % PARTICIPATION    6 - % OF NET
ITEM                                      REGISTRY OF LEGAL ENTITIES                           IN THE CAPITAL OF      EQUITY OF
                                          - CNPJ                                               THE INVESTEE           THE INVESTOR
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                       8 - NUMBER OF SHARES IN THE                          9 - NUMBER OF SHARES
                                          CURRENT QUARTER                                      IN THE PRIOR QUARTER
                                                   (Thousand)                                      (Thousand)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   01 NOVASOC COMERCIAL LTDA,                   03.139.761/0001-17          PRIVATELY-HELD                   10,00            2.71
                                                                              SUBSIDIARY
------------------------------------------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                               1                                             1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   02 SE SUPERMERCADOS LTDA,                    01.545.828/0001-98           PRIVATELY-HELD                  99,99           12.07
                                                                              SUBSIDIARY
------------------------------------------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                            996,807                                    996,807
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   03 SENDAS DISTRIBUIDORA S.A.                 06.057.223/0001-71           PRIVATELY-HELD                  50,00           17.98
                                                                              SUBSIDIARY
------------------------------------------------------------------------------------------------------------------------------------
    COMMERCIAL, INDUSTRIAL AND OTHER                                            450,000                                          0
------------------------------------------------------------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION


-----------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------


15.01 - INVESTMENT PROJECTS

--------------------------------------------------------------------------------
    1 - Item                                                              01
--------------------------------------------------------------------------------
    2 - Issue order number                                               4th
--------------------------------------------------------------------------------
    3 - Registration number with CVM
--------------------------------------------------------------------------------
    4 - Date of registration with CVM
--------------------------------------------------------------------------------
    5 - Issued series                                                 Unique
--------------------------------------------------------------------------------
    6 - Type                                                     Convertible
--------------------------------------------------------------------------------
    7 - Nature                                                    Particular
--------------------------------------------------------------------------------
    8 - Issue date                                                 9/01/2000
--------------------------------------------------------------------------------
    9 - Due date                                                   8/31/2005
--------------------------------------------------------------------------------
    10 - Type of debenture                                          Floating
--------------------------------------------------------------------------------
    11 - Remuneration conditions prevailing                 TJLP + 3.5% p.a.
--------------------------------------------------------------------------------
    12 - Premium/discount                                             22.55%
--------------------------------------------------------------------------------
    13 - Nominal value (reais)                                        848.10
--------------------------------------------------------------------------------
    14 - Issued amount (Thousands of reais)                           84,732
--------------------------------------------------------------------------------
    15 - Number of debentures issued (unit)                          100,000
--------------------------------------------------------------------------------
    16 - Outstanding debentures (unit)                                99,908
--------------------------------------------------------------------------------
    17 - Treasury debentures (unit)                                        0
--------------------------------------------------------------------------------
    18 - Redeemed debentures (unit)                                        0
--------------------------------------------------------------------------------
    19 - Converted debentures (unit)                                      92
--------------------------------------------------------------------------------
    20 - Debentures to be placed (unit)                                    0
--------------------------------------------------------------------------------
    21 - Date of last renegotiation
--------------------------------------------------------------------------------
    22 - Date of next event                                        8/31/2004
--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------


15.01 - INVESTMENT PROJECTS

--------------------------------------------------------------------------------
1 - Item                                                                  02
--------------------------------------------------------------------------------
2 - Issue order number                                                   5th
--------------------------------------------------------------------------------
3 - Registration number with CVM                            SRE/DEB/2002/038
--------------------------------------------------------------------------------
4 - Date of registration with CVM                                 11/13/2002
--------------------------------------------------------------------------------
5 - Issued series                                                        1st
--------------------------------------------------------------------------------
6 - Type                                                              Simple
--------------------------------------------------------------------------------
7 - Nature                                                            Public
--------------------------------------------------------------------------------
8 - Issue date                                                    10/01/2002
--------------------------------------------------------------------------------
9 - Due date                                                      10/01/2007
--------------------------------------------------------------------------------
10 - Type of debenture                                    Without preference
--------------------------------------------------------------------------------
11 - Remuneration conditions prevailing                     CDI + 1.45% p.a.
--------------------------------------------------------------------------------
12 - Premium/discount
--------------------------------------------------------------------------------
13 - Nominal value (reais)                                            10,000
--------------------------------------------------------------------------------
14 - Issued amount (Thousands of reais)                              401,490
--------------------------------------------------------------------------------
15 - Number of debentures issued (unit)                               40,149
--------------------------------------------------------------------------------
16 - Outstanding debentures (unit)                                    40,149
--------------------------------------------------------------------------------
17 - Treasury debentures (unit)                                            0
--------------------------------------------------------------------------------
18 - Redeemed debentures (unit)                                            0
--------------------------------------------------------------------------------
19 - Converted debentures (unit)                                           0
--------------------------------------------------------------------------------
20 - Debentures to be placed (unit)                                        0
--------------------------------------------------------------------------------
21 - Date of last renegotiation
--------------------------------------------------------------------------------
22 - Date of next event                                           04/01/2004
--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------


15.01 - INVESTMENT PROJECTS

--------------------------------------------------------------------------------
1 - Item                                                                  03
--------------------------------------------------------------------------------
2 - Issue order number                                                   1st
--------------------------------------------------------------------------------
3 - Registration number at CVM
--------------------------------------------------------------------------------
4 - Registration date at CVM
--------------------------------------------------------------------------------
5 - Issued series                                                     Unique
--------------------------------------------------------------------------------
6 - Type                                                         Convertible
--------------------------------------------------------------------------------
7 - Nature                                                        Particular
--------------------------------------------------------------------------------
8 - Issue date                                                     2/29/2004
--------------------------------------------------------------------------------
9 - Due date                                                       4/01/2007
--------------------------------------------------------------------------------
10 - Type of debenture                                                  Real
--------------------------------------------------------------------------------
11 - Remuneration conditions prevailing                       TJLP + 4% p.a.
--------------------------------------------------------------------------------
12 - Premium/discount                             A portion of the variation
                                                            in Gross Revenue
--------------------------------------------------------------------------------
13 - Nominal value (reais)                                         12,636.21
--------------------------------------------------------------------------------
14 - Issued amount (Thousands of reais)                              133,312
--------------------------------------------------------------------------------
15 - Number of debentures issued (unit)                               10,550
--------------------------------------------------------------------------------
16 - Outstanding debentures (unit)                                    10,550
--------------------------------------------------------------------------------
17 - Treasury debentures (unit)                                            0
--------------------------------------------------------------------------------
18 - Redeemed debentures (unit)                                            0
--------------------------------------------------------------------------------
19 - Converted debentures (unit)                                           0
--------------------------------------------------------------------------------
20 - Debentures to be placed (unit)                                        0
--------------------------------------------------------------------------------
21 - Date of last renegotiation
--------------------------------------------------------------------------------
22 - Date of next event                                            4/01/2004
--------------------------------------------------------------------------------

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                           3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO       47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------


15.01 - INVESTMENT PROJECTS


Capital Budget

The Board shall submit to the approval of the General and Extraordinary Shareholders' Meetings to be held on April 30, 2004 the Capital Budget for 2004, as detailed below:

i)   Investment Plan for 2004: R$ 500,000 of which,

o    R$ 200,000 for the opening of stores;
o    R$ 140,000 for refurbishment of stores;
o    R$ 60,000 for information technology / logistics;
o R$ 100,000 for other investments, such as unforeseen refurbishments, investments in the Head Office building, acquisition of buildings and similar items.

ii)  Financial resources to support such investments:

R$ 147,937 - Retention of profits generated in 2003 - Reserve for Expansion (article 41 - paragraph 2 of the By-laws);
R$ 16,438 - Retention of profits generated in 2003 in capital budget - (article 196 - paragraph 2 of Law 6404/76, amended by Law 10303/01);

The remaining balance shall be financed partially by own resources from the Company's operations during the year and partially by financial funding from shareholders or third parties.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------------

16.01 -  OTHER SIGNIFICANT INFORMATION

MAJOR SHAREHOLDERS OF COMPANHIA BRASILEIRA DE DISTRIBUICAO AS OF MARCH 31, 2004

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------
Pao de Acucar Industria e
  Comercio                   38,334,406,500      60.40   7,493,134,789      14.97   45,827,565,289      40.37
Valentim dos Santos Diniz     2,280,975,580       3.59              --         --    2,280,975,580       2.01
Peninsula Participacoes
Ltda,                         6,458,266,960      10.17       7,746,144       0.02    6,466,013,104       5.70
Abilio Diniz                    253,726,605       0.40              --         --      253,726,605       0.22
Joao Paulo F, dos Santos
  Diniz                                  10         --       8,900,000       0.02        8,900,010       0.01
Ana Maria F, dos Santos
  Diniz D`Avila                          10         --      40,500,000       0.08       40,500,010       0.04
Pedro Paulo F, dos Santos
  Diniz                             360,850         --              --         --          360,850         --
Lucilia Maria Diniz             894,094,860       1.41       1,072,391         --      895,167,251       0.79
Segisor                      15,218,575,935      23.98  13,622,650,344      27.22   28,841,226,279      25.41
Others                           30,380,089       0.05  28,877,424,366      57.69   28,907,804,455      25.45
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  50,051,428,034     100.00  113,522,239,433     100.00
                             =============== ========== =============== ========== ================ ==========


EQUITY INTEREST OF MAJOR SHAREHOLDERS, BOARD OF DIRECTORS AND OUTSTANDING SHARES AT MARCH 31, 2004

                                         Common shares           Preferred shares                       Total
                             -------------------------- -------------------------- ---------------------------
                                  Number of                  Number of                   Number of
Shareholders                         shares          %          shares          %           shares          %
---------------------------- --------------- ---------- --------------- ---------- ---------------- ----------

Major shareholders           63,440,431,310      99.95  21,174,003,668      42.30   84,614,434,978      74.53
Board of Directors                      104         --     266,977,753       0.53      266,977,857       0.24
Directors                                --         --      57,330,000       0.11       57,330,000       0.05
Other shareholders               30,379,985       0.05  28,553,116,613      57.06   28,583,496,598      25.18
                             --------------- ---------- --------------- ---------- ---------------- ----------

Total                        63,470,811,399     100.00  50,051,428,034     100.00  113,522,239,433     100.00
                             =============== ========== =============== ========== ================ ==========

Outstanding shares               30,380,089       0.05  28,877,424,366      57.69   28,907,804,455      25.45
                             =============== ========== =============== ========== ================ ==========


                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------------

16.01 -  OTHER SIGNIFICANT INFORMATION


MAJOR SHAREHOLDERS OF PAO DE ACUCAR INDUSTRIA E COMERCIO S.A. AS OF MARCH 31, 2004

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------
                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------
Valentim dos Santos Diniz               60,618,075      34.93        1,267      23.29   60,619,342      34.93
Peninsula Participacoes Ltda,           47,160,145      27.18        1,082      19.89   47,161,227      27.18
Abilio Diniz                            43,075,339      24.82        1,752      32.20   43,077,091      24.82
Lucilia Maria Diniz                     22,689,035      13.07        1,340      24.62   22,690,375      13.07
                                       ------------ ---------- ------------ ---------- ------------ ----------
Total                                  173,542,594     100.00        5,441     100.00  173,548,035     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF PENINSULA PARTICIPACOES LTDA., AS OF MARCH 31, 2004

                                                Common shares        Preferred shares                   Total
                                       ----------------------- ----------------------- -----------------------
                                         Number of               Number of               Number of
Shareholders                                shares          %       shares          %       shares          %
-------------------------------------  ------------ ---------- ------------ ---------- ------------ ----------
Abilio Diniz                               200,000       0.16            1      20.00      200,001       0.16
Joao Paulo F. dos Santos Diniz          30,171,223      24.96            1      20.00   30,171,224      24.96
Ana Maria F. dos Santos Diniz
D`Avila                                 30,171,223      24.96            1      20.00   30,171,224      24.96
Pedro Paulo F. dos Santos Diniz         30,171,223      24.96            1      20.00   30,171,224      24.96
Adriana F. dos Santos Diniz Abrao       30,171,223      24.96            1      20.00   30,171,224      24.96
                                       ------------ ---------- ------------ ---------- ------------ ----------
Total                                  120,884,892     100.00            5     100.00  120,884,897     100.00
                                       ============ ========== ============ ========== ============ ==========


MAJOR SHAREHOLDERS OF SEGISOR AS OF MARCH 31, 2004

Shareholders                                                                                                %
                                                                                                --------------
Casino Guichard Perrachon (*)                                                                           99.99
Others                                                                                                   0.01
                                                                                                --------------
Total                                                                                                  100.00
                                                                                                ==============

(*) Foreign company

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.06 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW

                  SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao

      1. We have performed a special review of the Quarterly Financial Information - ITR of Companhia Brasileira de Distribuicao for the quarter ended March 31, 2004, including the balance sheet, the statement of income, report on the Company's performance and other relevant information. This financial information was prepared by the Company management, in accordance with accounting practices adopted in Brazil.

      2. Our review was conducted in accordance with specific procedures determined by the Institute of Independent Auditors of Brazil-IBRACON, and the Federal Board of Accountancy - CFC, and included principally: (a) inquiries and discussions with management responsible for the Company's accounting, financial and operational areas in respect to the criteria adopted for the preparation of the quarterly information; and (b) review of information and subsequent events which have or could have relevant effects on the Company's operations and financial position.

      3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities Commission (CVM).

      4. Our special review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph. Statements of cash flow and added value, which are presented in the Quarterly Financial Information - ITR to provide supplementary information about the Company, are not required in accordance with accounting practices adopted in Brazil. Based on the special review procedures described in the second paragraph, applied to the statements of cash flow and added value, we are not aware of any material modification that should be made for them to be fairly disclosed in all material respects with regard to the Quarterly Financial Information - ITR taken as a whole.

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.06 - IDENTIFICATION

-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - National Corporate Taxpayers' Registration - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-------------------------------------------------------------------------------------------------------------------------

17.01 - UNQUALIFIED REPORT ON THE LIMITED REVIEW


      5. The statements of income, of cash flow and of added value for the quarter ended March 31, 2003, presented for comparison purposes, were revised by other independent auditors, who issued an unqualified special review report dated April 28, 2003. Company's and consolidated asset and liability balances for base date December 31, 2003, also presented for comparison purposes, were audited by the same auditors, who issued an unqualified audit opinion thereon dated February 9, 2004.


                            Sao Paulo, April 27, 2004

                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                                CRC 2SP015199/O-6


                              Sergio Ricardo Romani
                                     Partner
                          Accountant CRC 1RJ072321/S-0

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SE SUPERMERCADOS LTDA.

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------


18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 - Comments on Consolidated Performance

                                                                       Unaudited
FEDERAL GOVERNMENT SERVICE                               Corporation Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                             March 31, 2004
QUARTERLY FINANCIAL INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                 3 - Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6            COMPANHIA BRASILEIRA DE DISTRIBUICAO             47.508.411/0001-56
-----------------------------------------------------------------------------------------------------------------------------------

                                                               Contents

------------------------------------------------------------------------------------------------------------------
  GROUP      ITR      DESCRIPTION                                                                           PAGE
------------------------------------------------------------------------------------------------------------------
   01         01      IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
   01         02      HEAD OFFICE
------------------------------------------------------------------------------------------------------------------
   01         03      INVESTOR RELATIONS OFFICER (Company Mail Address)
------------------------------------------------------------------------------------------------------------------
   01         04      GENERAL INFORMATION/INDEPENDENT ACCOUNTANT
------------------------------------------------------------------------------------------------------------------
   01         05      CAPITAL COMPOSITION
------------------------------------------------------------------------------------------------------------------
   01         06      CHARACTERISTICS OF THE COMPANY
------------------------------------------------------------------------------------------------------------------
   01         07      COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------
   01         08      DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
------------------------------------------------------------------------------------------------------------------
   01         09      SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR
------------------------------------------------------------------------------------------------------------------
   01         10      INVESTOR RELATIONS OFFICER
------------------------------------------------------------------------------------------------------------------
   02         01      BALANCE SHEET -ASSETS
------------------------------------------------------------------------------------------------------------------
   02         02      BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------
   03         01      STATEMENT OF INCOME
------------------------------------------------------------------------------------------------------------------
   04         01      NOTES TO THE QUARTERLY INFORMATION
------------------------------------------------------------------------------------------------------------------
   05         01      COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER
------------------------------------------------------------------------------------------------------------------
   06         01      CONSOLIDATED BALANCE SHEET - ASSETS
------------------------------------------------------------------------------------------------------------------
   06         02      CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------
   07         01      CONSOLIDATED STATEMENT OF INCOME
------------------------------------------------------------------------------------------------------------------
   08         01      COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER
------------------------------------------------------------------------------------------------------------------
   09         01      INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES
------------------------------------------------------------------------------------------------------------------
   10         01      CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE
------------------------------------------------------------------------------------------------------------------
   16         01      OTHER SIGNIFICANT INFORMATION
------------------------------------------------------------------------------------------------------------------
   17         01      UNQUALIFIED REPORT ON THE LIMITED REVIEW
------------------------------------------------------------------------------------------------------------------
                      NOVASOC COMERCIAL LTDA.
------------------------------------------------------------------------------------------------------------------
   18         02      COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY
------------------------------------------------------------------------------------------------------------------
                      SE SUPERMERCADOS LTDA.
------------------------------------------------------------------------------------------------------------------
   18         02      COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY
------------------------------------------------------------------------------------------------------------------